FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes for the period 2013.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

Santiago, Chile

December 31, 2013 and 2012

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2013 and 2012

(Translation of consolidated financial statements originally issued in Spanish)

Index

I.	Report of Independent Registered Public Accounting Firm
II.	Consolidated Statements of Financial Position
III.	Consolidated Statements of Income
IV.	Consolidated Statements of Other Comprehensive Income
V.	Consolidated Statements of Changes in Equity
VI.	Consolidated Statements of Cash Flows
VII.	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc
U.F. or CLF	=	Unidad de fomento
(The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

BANCO DE CHILE AND SUBSIDIARIES

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the years ended December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2013	2012
		MCh$	MCh$
ASSETS
Cash and due from banks	7	873,308	684,925
Transactions in the course of collection	7	374,471	396,611
Financial assets held-for-trading	8	393,134	192,724
Cash collateral on securities borrowers and reverse repurchase	9	82,422	35,100
Derivative instruments	10	374,688	329,497
Loans and advances to banks	11	1,062,056	1,343,322
Loans to customers, net	12	20,389,033	18,334,330
Financial assets available-for-sale	13	1,673,704	1,264,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	16,670	13,933
Intangible assets	15	29,671	34,290
Property and equipment	16	197,578	205,189
Current tax assets	17	3,202	2,684
Deferred tax assets	17	145,904	127,143
Other assets	18	318,029	296,878

TOTAL ASSETS		25,933,870	23,261,066
LIABILITIES
Current accounts and other demand deposits	19	5,984,332	5,470,971
Transactions in the course of payment	7	126,343	159,218
Cash collateral on securities lent and repurchase agreements	9	256,766	226,396
Savings accounts and time deposits	20	10,402,725	9,612,950
Derivative instruments	10	445,132	380,322
Borrowings from financial institutions	21	989,465	1,108,681
Debt issued	22	4,366,960	3,273,933
Other financial obligations	23	210,926	162,123
Current tax liabilities	17	10,333	25,880
Deferred tax liabilities	17	36,569	27,630
Provisions	24	551,898	504,837
Other liabilities	25	268,105	301,066

TOTAL LIABILITIES		23,649,554	21,254,007

EQUITY	27
Attributable to equity holders of the parent:
Capital		1,849,351	1,629,078
Reserves		213,636	175,814
Other comprehensive income		15,928	18,935
Retained earnings:
Retained earnings from previous periods		16,379	16,379
Income for the year		513,602	467,610
Less:
Provision for minimum dividends		(324,582)	(300,759)
Subtotal		2,284,314	2,007,057
Non-controlling interests		2	2

TOTAL EQUITY		2,284,316	2,007,059
TOTAL LIABILITIES AND EQUITY		25,933,870	23,261,066

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2013	2012
		MCh$	MCh$
Interest revenue	28	1,763,540	1,661,467
Interest expense	28	(704,371)	(708,629)
Net interest income		1,059,169	952,838

Income from fees and commissions	29	386,733	372,767
Expenses from fees and commissions	29	(99,639)	(85,495)
Net fees and commission income		287,094	287,272

Net financial operating income	30	11,084	24,747
Foreign exchange transactions, net	31	71,457	35,136
Other operating income	36	27,221	22,061
Total operating revenues		1,456,025	1,322,054

Provisions for loan losses	32	(241,613)	(188,190)
OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,214,412	1,133,864

Personnel expenses	33	(323,236)	(309,865)
Administrative expenses	34	(252,501)	(247,459)
Depreciation and amortization	35	(28,909)	(30,957)
Impairment	35	(2,247)	(899)
Other operating expenses	37	(16,051)	(22,454)
TOTAL OPERATING EXPENSES		(622,944)	(613,834)

NET OPERATING INCOME		591,468	522,230

Income attributable to associates	14	2,071	(229)
Income before income tax		593,539	522,001
Income tax	17	(79,936)	(54,390)

NET INCOME FOR THE YEAR		513,603	467,611

Attributable to:
Equity holders of the parent		513,602	467,610
Non-controlling interests		1	1

		$	Ch$
Net income per share attributable to equity holders of the parent:
Basic net income per share	27	5.52	5.30
Diluted net income per share	27	5.52	5.30

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the years ended December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2013	2012
		MCh$	MCh$
NET INCOME FOR THE YEAR		513,603	467,611

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASIFFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	14,221	24,510
Gains and losses on derivatives held as cash flow hedges	10	(18,069)	1,777
Cumulative translation adjustment		71	(58)
Subtotal Other comprehensive income before income taxes that will be reclassified subsequently to profit or loss		(3,777)	26,229

Income tax related to other comprehensive income that will be reclassified subsequently to profit or loss		770	(5,220)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(3,007)	21,009

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASIFFIED SUBSEQUENTLY TO PROFIT OR LOSS

Loss in defined benefit plans		(166)	(2,200)

Subtotal Other comprehensive income that will not be reclassified subsequently to profit or loss		(166)	(2,200)

Income tax related to other comprehensive income that will not be reclassified subsequently to profit or loss		33	440

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(133)	(1,760)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		510,463	486,860

Attributable to:
Equity holders of the parent		510,462	486,859
Non-controlling interest		1	1

		Ch$	Ch$
Comprehensive net income per share attributable to equity holders of the parent:
Basic net income per share		5.49	5.52
Diluted net income per share		5.49	5.52

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
								Retained
					Unrealized			earnings			Attributable
				Reserves	gains (losses)	Derivatives	Cumulative	from		Provision for	to equity	Non-
	Notes	Paid-in Capital	Other reserves	from earnings	on available- for- sale	cash flow hedge	translation adjustment	previous periods	Income for the year	minimum dividends	holders of the parent	controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175
Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Income retention (released) according to law		—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Defined benefit plans adjustment	4	—	(1,760)	—	—	—	—	—	—	—	(1,760)	—	(1,760)
Paid and distributed dividends	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(1)	(37,302)
Other comprehensive income:	27	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	(58)	—	—	—	(58)	—	(58)
Derivatives cash flow hedge, net		—	—	—	—	1,429	—	—	—	—	1,429	—	1,429
Valuation adjustment on available-for-sale instruments (net)		—	—	—	19,639	—	—	—	—	—	19,639	—	19,639
Subscription and payment of shares	27	119,084	—	—	—	—	—	—	—	—	119,084	—	119,084
Income for the period 2012		—	—	—	—	—	—	—	467,610	—	467,610	1	467,611
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(300,759)	(300,759)	—	(300,759)
Balances as of December 31, 2012		1,629,078	30,496	145,318	17,995	1,034	(94)	16,379	467,610	(300,759)	2,007,057	2	2,007,059

Capitalization of retained earnings	27	86,202	—	—	—	—	—	—	(86,202)	—	—	—	—
Income distribution		—	1,760	—	—	—	—	—	(1,760)	—	—	—	—
Income retention (released) according to law		—	—	36,193	—	—	—	—	(36,193)	—	—	—	—
Defined benefit plans adjustment		—	(133)	—	—	—	—	—	—	—	(133)	—	(133)
Equity adjustment investment in other companies		—	2	—	—	—	—	—	—	—	2	—	2
Paid and distributed dividends	27	—	—	—	—	—	—	—	(343,455)	300,759	(42,696)	(1)	(42,697)
Other comprehensive income:	27	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	71	—	—	—	71	—	71
Derivatives cash flow hedge, net		—	—	—	—	(14,455)	—	—	—	—	(14,455)	—	(14,455)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	11,377	—	—	—	—	—	11,377	—	11,377
Subscription and payment of shares	27	134,071	—	—	—	—	—	—	—	—	134,071	—	134,071
Income for the period 2013		—	—	—	—	—	—	—	513,602	—	513,602	1	513,603
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(324,582)	(324,582)	—	(324,582)
Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	2013	2012
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the year		513,603	467,611
Items that do not represent cash flows:
Depreciation and amortization	35	28,909	30,957
Impairment of intangibles assets and property and equipment	35	2,247	899
Provision for loan losses, net of recoveries	32	262,467	225,631
Provision of contingent loans	32	12,692	1,251
Fair value adjustment of financial assets held-for-trading		(1,612)	931
(Income) loss attributable to investments in other companies	14	(1,780)	468
(Income) loss sales of assets received in lieu of payment	36	(6,126)	(5,674)
(Income) loss on sales of property and equipment	36 - 37	(219)	(318)
(Increase) decrease in other assets and liabilities		(42,730)	34,555
Charge-offs of assets received in lieu of payment	37	1,891	2,600
Other credits (debits) that do not represent cash flows		9,890	5,174
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(148,118)	37,133
Net changes in interest and fee accruals		29,324	4,049
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		281,524	(695,376)
(Increase) decrease in loans to customers, net		(2,259,317)	(1,529,338)
(Increase) decrease in financial assets held-for-trading, net		(165,629)	52,892
(Increase) decrease in deferred taxes, net	17	(12,381)	(11,657)
Increase (decrease)in current account and other demand deposits		512,875	576,301
Increase (decrease) in payables from repurchase agreements and security lending		33,016	(15,277)
Increase (decrease) in savings accounts and time deposits		797,009	327,980
Proceeds from sale of assets received in lieu of payment		8,454	9,510
Total cash flows provided by (used in) operating activities		(144,011)	(479,698)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(367,258)	295,572
Purchases of property and equipment	16	(12,249)	(17,981)
Proceeds from sales of property and equipment		505	400
Purchases of intangible assets	15	(5,511)	(9,116)
Investments in other companies	14	(1,440)	(71)
Dividends received from investments in other companies	14	956	943
Total cash flows provided by (used in) investing activities		(384,997)	269,747

FINANCING ACTIVITIES:
Increase in mortgage finance bonds		—	—
Repayment of mortgage finance bonds		(20,734)	(27,529)
Proceeds from bond issuances	22	1,607,265	1,233,985
Redemption of bond issuances		(536,823)	(389,382)
Proceeds from subscription and payment of shares	27	134,071	119,084
Dividends paid	27	(343,455)	(296,802)
Increase (decrease) in borrowings from financial institutions		(323,055)	142,573
Increase (decrease) in other financial obligations		54,074	(16,512)
Increase (decrease) in Borrowings from Central Bank		—	(22,793)
Proceeds from borrowings with Central Bank of Chile (long-term)		—	20
Payment of borrowings from Central Bank (long-term)		(7)	(56)
Proceeds from foreign borrowings		844,776	325,247
Payment of foreign borrowings		(639,571)	(1,013,911)
Proceeds from other long-term borrowings		609	1,526
Payment of other long-term borrowings		(6,285)	(7,363)
Total cash flows provided by (used in) financing activities		770,865	48,087

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		241,857	(161,864)
Net effect of exchange rate changes on cash and cash equivalents		60,437	(31,720)
Cash and cash equivalents at beginning of year		1,236,324	1,429,908
Cash and cash equivalents at end of year	7	1,538,618	1,236,324

	2013	2012
	MCh$	MCh$
Operating cash flow of Interest:
Interest received	1,669,559	1,614,122
Interest paid	(581,066)	(657,235)

The accompanying notes 1 to 43 form an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2013 and 2012

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                          Company Information:

Banco de Chile is authorized to operate as a commercial bank from September 17, 1996, and according to the Article 25 of the Law 19.396 is the legal continuer of the Banco de Chile, which in turn resulted from the merger between Banco Nacional of Chile, Banco Agricola y Banco de Valparaiso. Banco de Chile was formed on October 28, 1893, granted in front of the Public Notary of Santiago Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendencia”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Paseo Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

The consolidated financial statements of the Bank for the year ended December 31, 2013 were authorized for issuance in accordance with the directors’ resolution on January 30, 2014.

For convenience of reader, these financial statements and their accompanying notes have been translated from Spanish to English. Certain accounting practices applied by the Bank that conform to rules issued by the Chilean Superintendency of Banks (SBIF) may not conform to generally accepted accounting principles in the United States (“US GAAP”) or to International Financial Reporting Standards (IFRS).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Summary of Significant Accounting Principles:

(a)                       Basis of preparation:

Legal provisions

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with International Accounting Standards and International Financial Reporting Standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, these shall prevail.

(b)                       Basis of consolidation:

The financial statements of Banco de Chile as of December 31, 2013 and 2012 have been consolidated with its Chilean subsidiaries and foreign subsidiary using the global integration method (line-by-line).  They include preparation of individual financial statements of the Bank and companies that participate in the consolidation, and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank.  The Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events in equivalent circumstances.

Significant intercompany transactions and balances (assets, liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process.  The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(i)                           Subsidiaries

Consolidated financial statements as of December 31, 2013 and 2012 incorporate financial statements of the Bank and its subsidiaries.  According IFRS 10 — “Consolidated Financial Statements”, control requires exposure or rights to variable returns and the ability to affect those returns through power over an investee. Specifically the Bank controls an investee if and only if the investor has all of the following elements:

I.                     power over the investee, i.e. the investor has existing rights that give it the ability to direct the relevant activities;

II.                exposure, or rights, to variable returns from its involvement with the investee; and

III.           the ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control.  The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

•                      The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders.

•                      Potential voting rights maintained by the Bank, other holders of voting rights or other parties.

•                      Rights emanated from other contractual arrangements.

•                      Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                          Summary of Significant Accounting Principles, continued:

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
			Functional	Direct		Indirect		Total
RUT	Subsidiaries	Country	Currency	2013	2012	2013	2012	2013	2012
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.(*)	Chile	Ch$	—	99.75	—	0.25	—	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)                 See note No. 5 (j) about Relevant Events

(ii)                        Associates and Joint Ventures:

Associates

An associate is an entity over whose operating and financial management policy decisions the Bank has significant influence, without to have the control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other considered factors when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity even though the Bank had participation less than 20% of the voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method.

In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According IFRS 11, an entity shall be determining type of joint arrangement: “Joint Operation” or “Joint Venture”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(b)                       Basis of consolidation, continued:

(ii)                        Associates and Joint Ventures, continued:

Joint Ventures, continued

For investments defined like “Joint Operation”, their assets, liabilities, income and expenses are recognised by their participation in joint operation.

For investments defined like “Joint Venture”, they will be registered according equity method.

Investments that, for their characteristics, are defined like “Joint Ventures” are the following:

•                  Artikos S.A.

•                  Servipag Ltda.

(iii)                     Shares or rights in other companies

These are entities in which the Bank does not have significant influence. They are presented at acquisition value (historical cost).

(iv)                    Special purpose entities

According to current regulation, the Bank must be analyzing continuously its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

The Bank has securitized certain credits and have been transferred to its associate Banchile Securitizadora, which created the Segregated Equity No. 17, according established by Law 18,045 and Superintendencia de Valores y Seguros.  The Bank has not maintained control thereon (see details in Note No. 12(h)). As of December 31, 2013 and 2012 the Bank does not control and has not created any SPEs.

(v)                       Fund management

The Bank manages assets maintained in common investment funds and other investment products on behalf of investors. Different entities which conform consolidation group of Banco de Chile (Banchile Administradora General de Fondos S.A. and Banchile Securitizador S.A) and owned by third parties are not included in Consolidated Statements of Financial Position, unless the Bank has the control.  As of December 31, 2013 and 2012, the Bank does not control and hence, does not consolidate any of these funds.

Fees generates by this activity are included in the item “Income from fees and commissions” of Consolidates Statements of Comprehensive Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(c)                        Non-controlling interest

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly or indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)                       Use of estimates and judgment

The Consolidated Financial Statements include estimates made by the Senior Management of the Bank and of the consolidated entities to quantify certain of the assets, liabilities, income, expenses and commitments that are recorded in them. Basically, these estimates are made in function of the best information available, and refer to:

1.         Goodwill valuation (Note No. 15);

2.         Useful lives of property and equipment and intangible assets (Note No. 15 and No. 16);

3.         Current taxes and deferred taxes (Note No.17);

4.         Provisions (Note No. 24);

5.         Contingencies and commitments (Note No. 26);

6.         Provision for loan losses (Note No.11, Note No. 12 and Note No. 32);

7.         Impairment of other financial assets (Note No. 35);

8.         Fair value of financial assets and liabilities (Note No. 39)

During period 2013, the Bank has made a modification to the derivatives valuation model.  This consists in the incorporation of “Counterparty Value Adjustment” (CVA) in the valuation of derivatives, to reflect the counterparty risk in determining the fair value. This valuation does not consider the credit risk of the issuer “Debit Valuation Adjustment” (DVA) in accordance with it was established by the SBIF.  In accordance with IAS 8 “Accounting Policies: Changes in Accounting Estimates and Errors”, this modification has been treated as a change in accounting estimate and its effect recorded in earnings. The effect of this change involved a charge of income of Ch$16,413 million.

During the year ended December 31, 2013, there have been no other significant changes, different to it indicated above.

Estimates and relevant assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, income, expenses and commitments. The accounting estimations reviewed are recognised in the period in which the estimate is evaluated.

(e)                        Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

In the Consolidated Financial Statements several measuring bases are used with different levels mixed among them. These bases or methods include the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(i)                          Initial recognition

The Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities and other assets o liabilities on the date of negotiation.  Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset.

(ii)                       Classification

Assets, liabilities and income accounts have been classified in conformity with standards issued by the Superintendency of Banks.

(iii)                  Derecognition

The Bank and its subsidiaries derecognize a financial asset (or where applicable part of a financial asset) from its Consolidated Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred.  Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership.  In this case:

(a)                       If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)                       If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(iii)                    Derecognition, continued:

(c)                        If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset.  In this case:

(i)                                     If it has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)                                  If the entity has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

(iv)                   Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(v)                      Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(vi)                   Fair value measurements

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The most objective and common fair value is the price that you would pay on an active, transparent and deep market (“quoted price” or “market price”).

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument.  A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique use the maximum observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments.  Inputs into the valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument.  Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on any available observable market data.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.  When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income depending on the individual facts and circumstances of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(e)                        Financial asset and liability valuation criteria, continued:

(vi)                   Fair value measurements, continued:

Generally, the Bank has assets and liabilities that offset each other’s market risks.  In these cases, average market prices are used as a basis for establishing these values.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The available-for-sale instruments market valuation process consists in changing the rate from an average rate of sale (mid-rate) at the rate of sale of these instruments (offer-rate).

When the transaction price is different from the fair value derived from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, the Bank immediately recognizes the difference between the transaction price and fair value (a “Day 1” profit or loss) in “Net financial operating income”. In cases where fair value is determined using data that is not observable, the difference between the transaction price and model value is only recognized in the Consolidated Statement of Comprehensive Income when the inputs become observable, or when the document is derecognized.

The Bank’s fair value disclosures are included in Note 39.

(f)                         Presentation and functional currency

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency).  The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

(g)                        Transactions in foreign currency

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position.  All differences are recorded as a debit or credit to income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(g)                        Transactions in foreign currency, continued:

Transactions in a currency other than the functional currency are considered in foreign currency and are initially recorded at the exchange rate of the currency at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate of the functional currency at the date of the Statement of Financial Position. All differences are recorded as a charge or credit to income.

As of December 31, 2013, the Bank applied the exchange rate of accounting representation according to the standards issued by the Superintendency of Banks, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$525.72 to US$1.  As of December 31, 2012, the Bank used the observed exchange rate equivalent to Ch$479.47 to US$1.

The gain of MCh$71,457 for net foreign exchange income (MCh$35,136 in 2012) shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)                       Segment reporting:

The Bank’s operating segments are determined based on its different business units, considering the following factors:

(i)                          That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)                       That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)                    That separate financial information is available.

(i)                           Cash and cash equivalents:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment activities and financing activities during the year.  The indirect method has been used in the preparation of this statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(i)                           Cash and cash equivalents, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)                          Cash and cash equivalents correspond to “Cash and Bank Deposits”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus instruments held-for-trading and available-for-sale that are highly liquid and have an insignificant risk of change in value, maturing in less than three months from the date of acquisition, plus repurchase agreements that are in that situation.  Also includes investments in fixed income mutual funds that are presented under “Trading Instruments” in the Consolidated Statement of Financial Position.

(ii)                       Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)                    Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)                   Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)                          Financial assets held-for-trading:

Financial assets held-for-trading consist of securities acquired with the intention of generating profits as a result of short-term prices fluctuation or as a result of brokerage activities, or are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Consolidated Statement of Financial Position date.  Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Gains (losses) from trading and brokerage activities” in the Consolidated Statement of Comprehensive Income.  Accrued interest and revaluations are reported as “Gains (losses) from trading and brokerage activities”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(k)                       Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment.  The securities purchased under these agreements are recognized on the Bank’s Consolidated Statement of Financial Position under “Receivables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate, through of method of amortised cost.

The Bank also enters into security repurchase agreements as a form of financing.  Investments that are sold subject to a repurchase obligation and serve as collateral for borrowings are reclassified as “Financial Assets held-for-trading” or “Available-for-sale Instruments”. The liability to repurchase the investment is classified as “Payables from Repurchase Agreements and Security Lending”, which is valued in accordance with the agreed-upon interest rate.

As of December 31, 2013 and 2012 it not exist operations corresponding to securities lending.

(l)                           Derivative instruments:

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate.  These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value.  Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Comprehensive Income.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(l)                           Derivative instruments, continued:

If a derivative instrument is classified as a hedging instrument, it can be:

(1)                      A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)                      A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)              at its inception, the hedge relationship has been formally documented;

(b)              it is expected that the hedge will be highly effective;

(c)               the effectiveness of the hedge can be measured in a reasonable manner; and

(d)              the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: changes in the fair value of a hedged instruments derivative, designed like “fair value hedges”, are recognised in income.  Hedged item also is presented to fair value, related to the risk to be hedge. Gains or losses from fair value adjustments, both the hedged item and the derivative instrument, are recognized in income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(l)                           Derivative instruments, continued:

Cash flow hedge: changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Other Comprehensive Income”, to the extent that hedge is effective and hedge is reclassified to income when hedged item affects such income.  If the hedge is not effective, changes in fair value are recognised directly in income.

If the hedged instruments does not comply with criteria of hedge accounting of cash flow, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively.  Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income, lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income.

(m)                   Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)                           Valuation method

Loans are initially measured at cost plus incremental transaction costs, and subsequently measured at amortized cost using the effective interest rate method, except when the Bank defined some loans as hedged items, which are measured at fair value, changes are recorded in the Consolidated Statement of Income, as described in letter (l) of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(ii)                        Lease contracts:

Accounts receivable for leasing contracts, included under the caption “Loans to customers” are recorded MCh$1,209,747 as of December 31, 2013 (MCh$1,113,272 in 2012), correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)                     Factoring transactions:

The Bank carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

As of December 31, 2013, the item “Loans to customers” includes MCh$524,059 (MCh$606,137 in 2012), corresponding to the amount advanced to the assignor, plus accrued interest net of payments received.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, the Bank assumes the default risk.

(iv)                   Impairment of loans

The impaired portfolio includes loans of debtors for which there is evidence that they will not fulfill some of their obligations on the agreed upon payment conditions without the possibility of recovering what is owed, having to recur to the guarantees, through exercising judicial payment actions or agreeing upon other conditions.

The following are certain situations that constitute evidence that the debtors will not fulfill their obligations with the Bank in accordance with what has been agreed upon, and that their loans are impaired:

•       Financial difficulties evident of the debtor or significant worsening of their credit quality.

•       Notorious indicators that the debtor will go into bankruptcy or into a forced restructuring of debts or that effectively bankruptcy or a similar measure has been filed in relation to their payment obligations, including delaying or non-payment of obligations.

•       Forced restructuring of a loan due to economic or legal factors related to the debtor, whether by decreasing the payment obligation or delaying the principal, interest or commissions.

•       The obligations of the debtor are negotiated with a significant loss due to the vulnerability of the debtor’s payment capacity.

•       Adverse changes produced in the technological, market, economic or legal area in which the debtor operates, which potentially compromise the debtor’s payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(iv)                              Impairment of loans, continued

In any case, when dealing with debtors subject to individual assessment, are considered in impaired portfolio all credits of debtors classified in some the “Non-complying Loans “ categories, as well as in categories B3 and B4 of “Substandard Portfolio.” Also, being subject to assessment debtors group, the impaired portfolio includes all credits of the Non-complying loans.

The Bank incorporates the loans to impaired portfolio and keeps them in that portfolio, until it is not observed a normalization of the capacity or conduct of payment.

(v)                                 Allowance for loan losses

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the Superitendency of Banks.  The loans are presented net of those allowances and, in the case of loans and in the case of contingent loans, they are shown in liabilities under “Provisions”.

In accordance with what is stipulated by the Superintendency of Banks, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses.

(v.i)  Allowance for individual evaluations

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers should focus on its ability to payment, to have sufficient and reliable information, and to analyze in regard to guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances and before the assignment to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(vi)                    Allowance for individual evaluations, continued:

vi.1 Normal Loans and Substandard Loans:

Normal loans correspond to borrowers who are up to date on their payment obligations and show no sign of deterioration in their credit quality. Loans classified in categories A1 through A6.

Substandard loans includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement.

This category also includes all loans that have been non-performing for more than 30 days.  Loans classified in this category are B1 through B4.

As a result of individual analysis of the debtors, the banks must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the corresponding percentage of expected loss:

Classification	Category	Probability of default (%)	Loss given default (%)	Expected loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal Loans	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Loans	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(vi)                              Allowance for individual evaluations, continued:

vi.1 Normal Loans and Substandard Loans, continued:

Allowances for Normal and Substandard Loans

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of guarantees. Loans means the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No.3 of Chapter B-3 of Compilation of Standards of the Chilean Superintendency of Banks (RAN).

The banks must use the following equation:

Provision = (ESA-GE) x (PD debtor /100)x(LGD debtor/100)+GE x(PD guarantor/100)x(LGD guarantor /100)

Where:

ESA	=	Exposure subject to allowances
GE	=	Guaranteed exposure
EAP	=	(Loans + Contingent Loans) — Financial Guarantees

However, independent of the results obtained from the equation above, the bank must be assigned a minimum provision level of 0.5% of the Normal Loans (including contingent loans).

vi.2 Non-complying Loans

The non-complying loans corresponds to borrowers and its credits whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy.  This category comprises all loans and contingent loans outstanding from debtors that have at least one installment payment of interest or principal overdue for 90 days or more.  This group is composed of debtors belonging to categories C1 through C6 of the classification level and all loans, inclusive contingent loans, which maintain the same debtors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(v)                       Allowance for loan losses, continued:

(vi)                              Allowance for individual evaluations, continued:

vi.2 Non-complying Loans, continued:

For purposes to establish the allowances on the non-complying loans, the Bank dispose the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of guarantees and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

These categories, their range of loss as estimated by the Bank and the percentages of allowance that definitive must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
Non-complying loans	C3	More than 20% up to 30%	25
	C4	More than 30% up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For these loans, the expected loss must be calculated in the following manner:

Expected loss	=	(TE – R) / TE
Allowance	=	TE x (AP/100)

Where:

TE	=	total exposure
R	=	recoverable amount based on estimates of collateral value and collection efforts
AP	=	allowance percentage (based on the category in which the expected loss should be classified).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(v)                                 Allowance for loan losses, continued:

(vii)                Allowances for group evaluations

Group evaluations are relevant to address a large number of operations whose individual amounts are low or small companies. Such assessments, and the criteria for application, must be consistent with the transaction of give the credit.

Group evaluations requires the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis.  The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans are not considered collateral for purposes of estimating the expected loss.

Allowances are establish according with the results of the application of the methods used by the Bank, distinguishing between allowances over normal portfolio and over the non-complying loans, and those that protect the contingent credit risks associated with these portfolios.

The non-complying loans includes loans and contingent credits linked to debtors that have delay more than 90 days in the payment of interest or principal, including all their credits, even 100% of the amount of contingent credit, related to the same debtor has it .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(viii) Charge-offs

Generally, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

(viii.i) Charge-offs of loans to customers

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)                           The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)                           When the debt (without “executive title”, a collectability category pursuant to local law) meets 90 days since it was recorded as an asset.

a)                           At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

b)                           When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(m)                   Loans to customers, continued:

(viii) Charge-offs, continued

(viii.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)                           The bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)                           When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)                            When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vii)  Loan loss recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Comprehensive Income, as a reduction of the “Provisions for Loan Losses” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset.  The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

(viii)  Renegotiations of charge-off transactions

Any renegotiation of a charge-off loan it not recognize in income, while the operation continues to have deteriorated quality.  Payments must be recognized as loan recoveries.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(n)                      Financial assets held-to-maturity and available-for-sale:

Financial assets held-to-maturity includes only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale.  On an ongoing basis the Bank reassesses whether the ability and intention to sell available-for-sale instruments remains to be given.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets available for sale are subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as a result of fair value adjustments are recorded in “Other comprehensive income” within Equity.  When these investments are sold, the cumulative fair value adjustment existing within equity is recorded directly in income under “Net financial operating income”.

Interest and indexations of financial assets held-to-maturity and available-for-sale are included in the line item “Interest revenue”.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting as described in Note No. 2 (l).

As of December 31, 2013 and 2012, the Bank and its subsidiaries do not hold held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(o)                      Intangible assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

(i)                        Goodwill

Goodwill arises on the acquisition of subsidiaries and associates representing the excess of the fair value of the purchase consideration and cost directly attributable to the acquisition over the net fair value of the Bank’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value.  This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill is presented at cost, less accumulated amortization in accordance with its remaining useful life.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(o)                      Intangible assets, continued:

(ii)                     Software or computer programs

Computer software purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset.  All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use.  The estimated useful life of software is a maximum of 6 years.

(iii)                 Other identifiable intangible assets

This item applies to identifiable intangible assets for which the cost can be reliably measured and which are likely to generate future economic benefits for the Bank.

(p)                      Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities, and which are for own use.  These assets are stated at historical less depreciation and accumulated impairment.

This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2013 and 2012 are as follows:

Buildings	50 years
Installations	10 years
Equipment	3 years
Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the period in which they are incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(q)                      Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities.  Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled.  The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured.  Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.  Deferred taxes are classified in conformity with established by Superintendency of Banks.

(r)                         Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance.  The Superitendency of Banks requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(s)                        Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes.  Investment properties are measured at fair value as attributed cost, at the moment of transition to IFRS, calculated as of January 1, 2008, less accumulated depreciation and impairment and are presented under “Other Assets”.

(t)                         Debt issued and other financial liabilities:

Financial instruments issued by the Bank are classified in the Statement of Financial Position under “Debt issued” items, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder or to satisfy the obligation other than by the exchange of a fixed amount of cash.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                      Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)                     a present obligation has arisen from a past event and,

ii)                  as of the date of the financial statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

The following are classified as contingent in the complementary information:

i.                               Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit.  In addition it includes payment guarantees for purchases in factoring transactions.

ii.                            Confirmed foreign letters of credit:  Corresponds to letters of credit confirmed by the Bank.

iii.                         Documentary letters of credit: Includes documentary letters of credit issued by the Bank which have not yet been negotiated.

iv.                        Documented guarantee: Guarantee with promissory notes.

v.                           Interbank guarantee: Correspond to letters of guarantee issued as foreseen in Title II of Chapters 8-12 of the Updated Compilation of Standards.

vi.                        Free disposal lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.                     Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                      Provisions and contingent liabilities, continued:

viii.     Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

Exposure to credit risk on contingent loans:

In order to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Compendium of Accounting Standards of the Superintendency of Banks, the amount of exposure that must be considered shall be equivalent to the percentage of the amounts of contingent loans indicated below:

Type of contingent loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Documentary letters of credit issued	20%
d) Guarantee deposits	50%
e) Interbank letters of guarantee	100%
f) Free disposal lines of credit	50%
g) Other loan commitments
- College education loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

Notwithstanding the above, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the SBIF: Impaired and/or Written-down Loans, that exposure shall be equivalent to 100% of its contingent loans.

Additional provisions:

In accordance to Superintendency of Banks regulations, the Bank has recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio.  The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector, industry, groups of debtors or projects.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(u)                      Provisions and contingent liabilities, continued:

Additional provisions, continued:

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the bank.

During the current year, the Bank recorded additional provisions with a charge to income of MCh$10,000 (MCh$2,271 in 2012).  As of December 31, 2013 the additional provisions amounted Ch$107,757 million (Ch$97,757 million), which are presents in the item “Provisions” of the liability in the Consolidated Statement of Financial Position.

(v)                      Provision for minimum dividends:

According with the Compendium of Accounting Standards of the SBIF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy.  For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

Distributable net income is considered for the purpose of calculating a minimum dividends provision, which in accordance with the Bank’s bylaws is defined as that which results from reducing or adding to net income the value of restatement or adjustment of paid-in capital and reserves for the year.

(w)                    Employee benefits:

(i)                 Staff vacations:

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)              Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)           Staff severance indemnities:

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which is payable to specified retiring employees with 30 or 35 years of service, is recorded at the present value of the accrued benefits, which are calculated by applying a real discount rate to the benefit accrued as of year-end over the estimated average remaining service period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(w)                    Employee benefits, continued:

(iii)           Staff severance indemnities, continued:

Obligations for this defined benefits plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected salary growth in wages and probability that this benefit will be used, discounted at current long-term rates (5.19% as of December 31, 2013 and 5.50%  as of December 31, 2012).

The discount rate used corresponds to the return on bonds of the Central Bank with maturity in 10 years (BCP).

Actuarial gains and losses are recognised in “Other Comprehensive Income”. There are no other additional costs that must be recognised by the Bank.

(x)                      Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.  As of December 31, 2013 and 2012, the Bank does not have any instruments or contracts that could cause dilutions.  Therefore, no adjustments have been made.

(y)                      Interest revenue and expense:

Interest income and expenses are recognized in the income statement using the effective interest rate method.  The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability.  To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

For its impaired portfolio and high risk loans and accounts receivables from clients, the Bank has applied a conservative position of discontinuing accrual-basis recognition of interest revenue in the income statement; they are only recorded once received. In accordance with the above, suspension occurs in the following cases:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Summary of Significant Accounting Principles, continued:

(y)                      Interest revenue and expense, continued:

Loans with individual evaluation:

•                      Loans classified in categories C5 and C6:  Accrual is suspended by the sole fact of being in the impaired portfolio.

•                      Loans classified in categories C3 and C4:  Accrual is suspended due to having been three months in the impaired portfolio.

Group evaluation loans:

•                      Loans with less than 80% real guarantees:  Accrual is suspended when payment of the loan or one of its installments has been overdue for six months.

Notwithstanding the above, in the case of loans subject to individual evaluation, recognition of income from accrual of interest and readjustments can be maintained for loans that are being paid normally and which correspond to obligations whose cash flows are independent, as can occur in the case of project financing.

The suspension of recognition of revenue on an accrual basis means that, while the credits are kept in the impaired portfolio, the related assets included in the Consolidated Statement of Financial Position will increase with no interest, or fees and adjustments in the Consolidated Statement of Comprehensive Income, and income will not be recognized for these items, unless they are actually received.

(z)                       Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense: The most significant criteria include:

•             Fees earned from an single act are recognized once the act has taken place.

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services.

•             Loan commitment fees for loans that are likely to be drawn down and other credit-related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down, the fees are recognized over the commitment period on a straight-line basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)               Identifying and measuring impairment:

Financial assets, different to loans to customers

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

An impairment loss for financial assets (different to loans to customers) recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate.

An impairment loss for available-for-sale financial assets is calculated using its fair value, considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost.  In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortised cost, it is no longer considered impaired and subsequent changes in fair value are reported in equity.

All impairment losses are recognized in the income statement.  Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(aa)               Identifying and measuring impairment, continued:

Financial assets, different to loans to customers, continued

The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment.

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

Non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, excluding investment properties and deferred tax assets, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists.  If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared.  An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount.  An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired.  If any indication exists, the Bank estimates the asset’s recoverable amount.  An asset’s recoverable amount is the fair value less costs to sell and its value in use.  Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.  In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

Impairment losses related to goodwill cannot be reversed in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)               Lease transactions:

(i)                 The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases.

The leased assets are include within “Other Assets” on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ab)               Lease transactions, continued:

(ii)      The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments.  As of December 31, 2013 and 2012, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ac)                 Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients.  Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.  Contingencies and commitments arising from this activity are disclosed in Note No. 26 (a).

(ad)               Customer loyalty program:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                            Summary of Significant Accounting Principles, continued:

(ae)                 Reclassifications

During this period, the expense that, by their nature is directly related with credit cards was reclassified from “Other operational expenses” to “Expenses from fees and commissions”, in order to relate them better with the revenues from that product.  The effect of this reclassification is the following:

	Balance as of December 31, 2012	Reclassification	Reclassified Balance as of December 31, 2012
	MCh$	MCh$	MCh$
Expenses from fees and commissions	(65,510)	(19,985)	(85,495)
Other operational expenses	(42,439)	19,985	(22,454)

This reclassification does not affect any comply of covenants.

There are not other significant reclassifications at the end period 2013, different to described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of December 31, 2013:

3.1                 Accounting rules issued by IASB:

IAS 32 Financial Instruments: Presentation

Amendments issued in December 2011 provide clarifications on the application of the offsetting rules, clarifying the meaning of the criterion “currently has a legally enforceable right to set-off” and clarifying the criterion “intention to settle on a net basis, or to realize assets and settle liabilities simultaneously” and this way reduce the diversification that exist in actual practices.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

According the assessment, current rules about netting force in Chile and practice used by the Bank in financial contracts with foreign counterparties, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 36 Impairment assets

On May 29, 2013, the IASB issued amendments to IAS 36 respect to disclosures information related to recoverable amount of impaired assets, if this amount corresponded to fair value less disposal cost.  These modifications are related to IFRS 13: “Fair Value measurement”.

The amendments will be applied retrospectively to annual periods beginning in January 1, 2014.  Early adoption is permitted for the periods that the entity has applied IFRS 13.

The Bank and its subsidiaries assess that this amendment will not have impact in the consolidated financial statements.

IAS 39 Financial Instruments: Recognition and Measurement

On June 27, 2013 the IASB issue amendments to IAS 39 related to continuing hedge accounting after novation.  This amendment provides an exception to the requirement to discontinue hedge accounting in situations where over-the-counter (OTC) derivatives designated in hedging relationships are directly or indirectly, novated to a central counterparty (CCP) as a consequence of laws or regulations, or the introduction of laws or regulations.

The effective date for annual periods beginning on or after January 1, 2014.  Early adoption is permitted.

The Bank will make updates related to documentation that will be required and adjustments in operating process for compliance of novations.  Hedges will not be interrupted for this novation, so there is no impact in financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Financial liabilities

On October 28, 2010, the IASB incorporated in IFRS 9 accounting treatment of financial liabilities, maintaining classification and measurement criteria of IAS 39 for all liabilities except those that the entity has used fair value.  Entities that their liabilities are valued through fair value shall determine the amount of variation related to credit risk and if they not produce accounting mismatch register them in equity.

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires, mandatory and prospective way, that the entity makes reclassifications of financial assets when the entity modifies the business model.

Under IFRS 9, all equity investments of are measured at fair value. However, the Management has the option of present the changes of fair value in the item “Other Comprehensive Income” in equity. This accounting treatment is available for the initial recognition of an instruments and it is irrevocable. The unrealized income (loss) recognized in “Other Comprehensive Income”, derived from the changes of fair value, and must be not included in income statements.

In November 2013 IASB issued amendment to IFRS 9 to introduce a new model of hedge accounting, which aligns hedge accounting with risk management.

This amendment removes date of adoption date (January 1, 2015).  So, effective date is in process of decision by IASB.

At date, this rule has not approved by the Superintendency of Banks, situation required for its application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

IFRS 10 Consolidated Financial Statement, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements

During October 2012, IASB issued amendments to definition of an investment entity and introduced an exception for consolidate certain subsidiaries pertaining to investment entity.  This modification requires that an entity considered of investment measures its investments in subsidiaries to fair value with changes in profit or loss according IFRS 9 — Financial Statements, in its Consolidated and Separated Financial Statements instead to consolidate such subsidiaries.

Amendments also introduce new disclosure requirements related to investment entities IFRS 12 and IAS 27.

If an entity applies these amendments but not applies IFRS 9 yet, any reference in this document to IFRS 9 must be interpreted as a reference to IAS 39 Financial Instruments: Recognition and Measurement.

The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

These modifications will not affect Consolidated Statement of Financial Position.

IAS 19 Employee benefits

On November 2013, IASB modified requirements of IAS 19 respect to employee contributions or third parties contributions, which are related to defined benefit plans.

Adoption date of this modification is beginning July 1, 2014, and anticipated adoption is permitted.

The Bank has not employee contributions related to defined benefit plans, so this amendment has not impacts over consolidated financial statements of Banco de Chiles and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

Annual improvements IFRS 2010 — 2012 Cycle and 2011 — 2013 Cycle

On December 12, 2013, IASB issued two cycles of annual improvements to IFRS: 2010 — 2012 and 2011 — 2013 Cycles, these contain 11 changes in 9 rules:

•  IFRS 1 — First time adoption; Meaning of “effective IFRS”. Not applicable.

•  IFRS 2 — Share based payments; Definition relating to vesting conditions. Not applicable.

•  IFRS 3 — Business combination; Accounting for contingent consideration in a business combination. Without impact.

•  IFRS 8 — Operating Segments; Aggregation of operating segments and Reconciliation of the total of the reportable segment assets to the entity’s total assets. The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

•  IFRS 13 — Fair Value measurement; Scope of portfolio exception (paragraph 52). The Bank and its subsidiaries are assessing the impact of adoption of these changes in its financial position.

•  IAS 16 — Property, plant and equipment; Revaluation method proportionate restatement of accumulated depreciation. Not applicable.

•  IAS 24 — Related party disclosures; Key management personnel. Not applicable

•  IAS 38 — Intangible assets; Revaluation method proportionate restatement of accumulated depreciation. Not applicable.

•  IAS 40 — Investment properties. Interrelationship between IFRS 3 and IAS 40. Without impact

The effective date of these amendments are beginning on July 1, 2014, except by modifications of IFRS 13 and IFRS 1, which affect basics of conclusions of respective rules and, so are effective immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

3.2                 Accounting rules issued by SBIF:

On March 19, 2013 the Superintendency of Banks issued a Circular No. 3,548 that modified the following:

(a)         The instructions relative to the presentation of Statements of Income for matching the names used in the Compendium of Accounting Standards issued by the Chilean Superintendency of Banks with last modifications of IAS 1.

The expressions: “Statement of Income” and “Statement of Comprehensive Income” must be replaced by “Statement of Income for the Period” and “Statement of Other Comprehensive Income for the Period” respectively.

(b)         Accurate presentation of income (loss) that originate in the case of sale portfolio loans, stipulated that the net income (loss) for sale portfolio loans classified in the item “Net financial operating income”, corresponds to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the value net of provisions of the transferred assets, registered at the sale date.

Before this regulatory change, the net income (loss) of sale portfolio loans, corresponded to differences between the cash perceived (or fair value of the instruments that are received as consideration) and the gross value of transferred assets, proceeding after release of the established provisions for that loans, being this last effect recognized in the item “Provisions for loan losses” of the Income Statements of the Periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                            New Accounting Pronouncements, continued:

3.3                 Rules issued by SVS (Superintendency of Securities and Insurance)

On December 1, 2013, new rules are beginning in application.  These are about return of premiums not accrued for the insurance contracts, according to established by law No. 20,667 of 9th. of May of 2013 and Circular No. 2,114 issued by the SVS on July 26, 2013.  The legal change requires returns of premiums collected in advance but not accrued, due to the early termination or extinction of an insurance contract.  The premium to return it will be calculated in proportion of the remaining time.

Before, the premium accrued was returned only if the early termination or extinction of an insurance contract had produced inside forty five days following to the start of coverage or if that was produced inside of tenth of the period of effective coverage insurance, if that was greater.

Delaying the adoption of international financial reporting standards

On January 13, 2014, SVS issued Circular No. 2,137, which includes rules about form and content of financial statements of Insurance Brokerage.  Such rules are beginning on January 1, 2015. For accounting purposes this rule gives accounting criteria related to income recognition of commissions. The first criterion establish the option of the commissions are deferred in lineal form in the term of policies, while the second criterion allows recognize in income a percentage of the commission at initial date of policy and the difference in deferred form. Also, this last criterion requires determination of a provision for this commissions returns, according to a defined model for such effects.

This rule does not present significant changes in these financial statements, due to the opportunity of effective date of this new rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

Since 2013, IAS 19 “Employee Benefits”, changed the accounting treatment of the measurements of liability, specifically defined benefit plans and termination benefits. The main effect on the financial statements is related to accounting for gains and losses, originated by changes in actuarial variables which must to be recorded as a charge or credit to “Other Comprehensive Income” since current year. Until before this change, these effects affected profit or loss directly.

For the purpose of presenting comparative financial statements, the reclassifications made in the Balance and Income Statement for the year 2012, are detailed as follows:

	Balance as of December 31,		Proform Balance as of December 31,
	2012	Reclassification	2012
	MCh$	MCh$	MCh$
Equity
Attributable to equity holders of the parent:
Capital	1,629,078	—	1,629,078
Reserves	177,574	(1,760)	175,814
Other comprehensive income	18,935	—	18,935
Retained earnings:			0
Retained earnings from previous periods	16,379	—	16,379
Income for the year	465,850	1,760	467,610
Less			0
Provision for mínimum dividend	(300,759)	—	(300,759)
Subtotal	2,007,057	—	2,007,057
Non-controlling interest	2		2

TOTAL EQUITY	2,007,059	—	2,007,059
TOTAL LIABILITIES AND EQUITY	23,261,066	—	23,261,066

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                           Changes in Accounting Policies and Disclosures, continued:

	Balance as of December 31,		Proform Balance as of December 31,
	2012	Reclassification	2012
	MCh$	MCh$	MCh$
STATEMENT OF INCOME

OPERATING REVENUE, NET OF PROVISION FOR LOAN LOSSES	1,133,864	—	1,133,864

Personnel expenses	(312,065)	2,200	(309,865)
Administrative expenses	(247,459)	—	(247,459)
Depreciations and amortizations	(30,957)	—	(30,957)
Impairments	(899)	—	(899)
Other operating expenses	(22,454)	—	(22,454)
TOTAL OPERATING EXPENSES	(613,834)	2,200	(611,634)

NET OPERATING INCOME	520,030	2,200	522,230

Income attributable to associates	(229)	—	(229)
Income before income taxes	519,801	2,200	522,001
Income taxes	(53,950)	(440)	(54,390)

NET INCOME FOR THE PERIOD	465,851	1,760	467,611

	Balances as of December 31,		Proform Balance as of December 31,
	2012	Reclasificación	2012
	MCh$	MCh$	MCh$
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
NET INCOME FOR THE YEAR	465,851	1,760	467,611

TOTAL OTHER COMPREHENSIVE INCOME ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS	21,009	—	21,009

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Loss in defined benefit plans	—	(2,200)	(2,200)

Subtotal Other comprehensive income that will not be reclassified subsequently to profit or loss	—	(2,200)	(2,200)

Income tax related to other comprehensive income will not be reclassified subsequently to profit or loss	—	440	440

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS	—	(1,760)	(1,760)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME	486,860	—	486,860

During the year ended December 31, 2013, have no other accounting changes that affect the presentation of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

(a)         On January 04, 2013 Banco de Chile has concluded the execution process of the insurance agreements between Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, with Banchile Seguros de Vida S.A., which were entered into through private instruments dated on December 28, 2012, which are:

(1)         Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

(2)         Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

i)                      Collection and Data Administration Agreement.

ii)                   Use Agreement for Distribution Channels.

iii)                Banchile’s Trademark License Agreement.

iv)               Credit Life Insurance Agreement.

(3)    Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All of the agreements have duration of 3 years effective from January 1, 2013, excluding those insurances, as applicable, that are related to loan mortgages subject to public bid in accordance with article 40 of DFL No. 251 of 1931.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is a subsidiary of Banco de Chile, incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

(b)         On January 17, 2013 the Central Bank of Chile, in session No.1730-02-130117 held on that day, agreed and determined, in accordance with article 30 letter b) of Law No. 19,396, the selling price of the subscription options pertaining the 1,279,502,316 (Banco de Chile-T series) cash shares issued by Banco de Chile as agreed during the Extraordinary Shareholders Meeting held on October 17, 2012. Those shares are owned by Sociedad Administradora de la Obligación Subordinada SAOS S.A. and are pledged as collateral to the Chilean Central Bank.

The above referred subscription options shall be preferentially offered to shareholders of series A, B and D of Sociedad Matriz del Banco de Chile S.A. during the so called “Special Preferential Rights Offering Period” which will begin running on January 19, 2013, and shall be elapsed on February 17, 2013.

In accordance with the above referred resolution of the Council of the Central Bank of Chile, the price of each option shall be as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

“The price of the subscription option, hereinafter the “Option Price”, shall correspond to the higher value between Ch$0.1 and the value resulting from the difference obtained after multiplying 0.9752 over the average stock trading price of Banco de Chile´s shares registered in local stock exchanges during the three business trading days preceding the date in which the corresponding option is acquired, hereinafter the “Weighted Average Share Price” (“Precio Promedio Ponderado de la Acción”), and Ch$62.0920.

For these purposes, the “Weighted Average Share Price” was determined, for each day, in accordance to the weighted average price of Banco de Chile´s shares traded during the three business trading days preceding the date in which the corresponding option is acquired, having in mind that the value corresponding to the Weighted Average Price, in relation to the beginning of the Special Preferential Rights Offering Period shall be of Ch$71.4. This value considers the resulting prices from the Ordinary Preferential Rights Offering Period referred to in letter a) of article 30 of Law N°19,396, so that, initially, the Option Price shall correspond to Ch$7.5 per each Banco de Chile´s share, and subsequently, he Option Price shall be determined pursuant to the Weighted Average Share Price, as explained before.

In any event, and for the purposes of selling the subscription options, the Option Price shall corresponded to Ch$7.5 for each Banco de Chile´s share, as long as the Weighted Average Share Price, determined as described before, does not exceed Ch$76.9 nor be less than Ch$71.3.

The Option Price that is determined in accordance with the aforementioned shall be paid up front pursuant to the conditions set forth by Banco de Chile for purposes of the Bank’s capital increase and its calculation procedure shall also be governed by the term established in the final paragraph of letter b) of article 30 of the Law No. 19,396, in accordance to the conditions established by the same legal provision”.

In addition, the Central Bank of Chile resolved that Sociedad Administradora de la Obligación Subordinada SAOS S.A. shall preferentially offer the options to the mentioned shareholders at the price singularized before. The price was notified by Sociedad Administradora de la Obligación Subordinada SAOS S.A. to the Central Bank of Chile and also be informed to interested persons at the beginning of each day of the “Special Preferential Rights Offering Period”.

(c)          On January 24, 2013 in the Ordinary Meeting No. BCH 2,769, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on the 21th of March, 2013 with the objective of proposing, among other matters, the distribution of the Dividend number 201 of Ch$3.41625263165 per every of the 88,037,813,511 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, corresponding to 70% of such income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

In the Ordinary and Extraordinary Banco de Chile’s meetings held on March 21, 2013 it was agreed to comply the previous agreements.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, of no par value, with a value of Ch$71.97 per “Banco de Chile “share which will be distributed among the shareholders in the proportion of 0.02034331347 shares for each “Banco de Chile” share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of Law 19,396.

(d)         On March 21, 2013 Banco de Chile informed that the Ordinary Shareholders Meeting of the Bank held today, agreed to definitely appoint Mr. Francisco Aristeguieta Silva as Director of the Bank, position that he will hold until the next renewal of the Board.

(e)          On March 26, 2013 the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No. 1742E, held today, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on December 31, 2012, including the proportional part of the profits agreed upon capitalization, be paid in cash currency.

(f)           On March 27, 2013 Mr. Guillermo Luksic Craig died an important member of our Board since 2001 and member of controlling group of our Bank.

(g)          According to Note 27 (a) during April concluded the process of subscription and payment of shares of increase capital authorized in the Extraordinary Shareholders Meeting held on October 17, 2012.

(h)         On April 11, 2013 in Extraordinary Meeting appointed to Mr. Jean-Paul Luksic Fontbona like Director, until the next Ordinary Shareholders Meeting, replacing to Mr. Guillermo Luksic Craig.

(i)             On May 13, 2013, and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 21th of March, 2013, it was informed the following:

a)             In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of Ch$86,201,422,505 through the issuance of 1,197,741,038 fully paid-in shares, of no par value, payable under the distributable net income for the year 2012 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution No.126 dated April 30, 2013, which was registered on page 34,465, No. 23,083 of the register of the Chamber of Commerce of Santiago for the year 2013, and was published at “Diario Oficial” on May 8, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No.2/2013, on May 10, 2013.

b)                  The Board of Directors of Banco de Chile, at the meeting No. 2,775, dated May 9, 2013, set May 30, 2013, as the date for issuance and distribution of the fully paid in shares.

c)                   The shareholders that will be entitled to receive the new shares, at a ratio of 0.02034331347 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on May 24, 2013.

d)                  In accordance to the first transitory article of the Bank’s bylaws, Banco de Chile-T shares issued as a consequence of the capital increase agreed on the Extraordinary Shareholders Meeting held on October 17, 2012, do not allow their holders to receive dividends or fully paid-in shares in respect to Banco de Chile’s net distributable earnings for fiscal year 2012.  Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T series shares will automatically convert to Banco de Chile ordinary shares.

e)                   The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

f)                    As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 93,175,043,991 nominative shares, without par value, completely subscribed and paid.

(j)            On July 1, 2013 it is informed that through Public Deed dated June 19, 2013 in Notary´s office Raul Perry Pefaur of Santiago, Banco de Chile has acquired the totally of shares of Banchile Asesoría Financiera S.A. in the entity Banchile Factoring S.A, subsidiary of Banco de Chile, taking over assets and liabilities of such subsidiary.

According to Article 103 No. 2 of Law No. 18,046 of Corporate Law, it has elapsed an uninterrupted period of more 10 of days.  Consequently as of 30th. of June, it has dissolved Banchile Factoring S.A., so 100% of shares belong to Banco de Chile, which since 30th. of June is its legal successor.

(k)         On August 9, 2013 it was informed that in Ordinary Board Meeting held on 8th. of August, the Board accepted resignation of Director Fernando Concha Ureta, with effective date on August 21, 2013

Since August 22, 2013 the Board designated to Juan Enrique Pino Visinteiner like Director until next Ordinary Shareholders Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(l)             On October 17, 2013 Banco de Chile informed that the Board of Directors of Latibex (“Consejo de Administración de Bolsas y Mercados Españoles Sistemas de Negociación, S.A.”), within its authority pursuant to the Regulations of the Mercado de Valores Latinoamericanos (“Latibex”), and based on Banco de Chile’s request, has resolved to exclude the negotiation of Banco de Chile issued shares from the “Mercado de Valores Latinoamericanos (“Latibex”)”, effective October 18, 2013.

All the supporting documentation filled by Banco de Chile is publicly available at the website of Latibex (www.latibex.com) and on our website (www.bancochile.cl).

(m)     On December 10, 2013, it was informed that by way of notarized deed in the public notary of Santiago of Chile Mr. René Benavente Cash, Bank of Chile and its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A., namely the Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) and the Collective Debtor’s Life, Total and Permanent Disability 2/3 Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen e Invalidez Total y Permanente 2/3”)(portfolio in pesos and housing subsidies D.S. No.1 de 2011) both for loan mortgages.

The aforementioned agreements was entered pursuant article 40 of DFL No. 251 of 1931, General Regulation No. 330 of the Superintendency of Securities and Insurance and Circular No. 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance and Total and Permanent Disability 2/3 Insurance Agreement (portfolio in pesos and housing subsidies D.S. N°1 de 2011) was adjudicated to Banchile Seguros de Vida S.A. who offered in both cases the lowest rates of 0.0103% monthly and of 0.0109% monthly, respectively, including a 14.00% commission fee for the insurance broker Banchile Corredores de Seguros Limitada.

(n)         On December 27, 2013, it was informed that on this past December 26th, Bank of Chile and Banchile Seguros de Vida S.A. have entered into an amendment to the “Convenio Uso de Canales de Distribución” (Agreement of use of distribution channels), dated December 28th, 2012, adjusting the percentage of the commission associated to certain insurances and the base calculation formula of the commission agreed in the mentioned Agreement.

This amendment is effective from December 1st, 2013, to December 31st, 2015.

It is noted that Banchile Seguros de Vida S.A. is a company related to Bank of Chile, according to the provisions of article 146 of the “Ley de Sociedades Anonimas” (Chilean Corporations Law).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000 UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000 UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Trade Services Limited

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Banchile Corredores de Seguros Ltda.

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Socofin S.A.

• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in Note 2 “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2013 and 2012.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

On July 1, 2013, Banco de Chile absorbed its subsidiary Banchile Factoring SA. This subsidiary was previously presented under the “Subsidiaries” operating segment. As a result of being absorbed by the Bank, now its operations are presented under “Retail” and “Wholesale” segments. Operating segment information for prior periods has been reclassified for comparative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

The following table presents the income for 2013 and 2012 for each of the segments defined above:

	December 31, 2013
	Retail	Wholesale	Treasury(1)	Subsidiaries	Subtotal	Adjustments	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Net interest income	737,476	303,128	23,269	(12,143)	1,051,730	7,439	1,059,169
Net fees and commissions income	150,195	42,615	(1,355)	106,280	297,735	(10,641)	287,094
Other operating income	35,551	57,320	(5,607)	32,439	119,703	(9,941)	109,762
Total operating revenue	923,222	403,063	16,307	126,576	1,469,168	(13,143)	1,456,025
Provisions for loan losses	(203,586)	(38,031)	47	(43)	(241,613)	—	(241,613)
Depreciation and amortization	(20,068)	(5,912)	(1,182)	(1,747)	(28,909)	—	(28,909)
Other operating expenses(2)	(397,456)	(112,528)	(5,171)	(92,023)	(607,178)	13,143	(594,035)
Income attributable to associates	1,123	814	95	39	2,071	—	2,071
Income before income taxes	303,235	247,406	10,096	32,802	593,539	—	593,539
Income taxes							(79,936)
Income after income taxes							513,603

Assets	10,943,080	10,941,858	3,456,477	634,466	25,975,881	(191,117)	25,784,764
Current and deferred taxes							149,106
Total assets							25,933,870

Liabilities	8,299,048	9,633,395	5,378,699	482,627	23,793,769	(191,117)	23,602,652
Current and deferred taxes							46,902
Total liabilities							23,649,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                            Segment Reporting, continued:

	December 31, 2012
	Retail	Wholesale	Treasury(1)	Subsidiaries	Subtotal	Adjustments	Total
	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$	MCH$

Net interest income	671,971	263,108	18,356	(12,296)	941,139	11,699	952,838
Net fees and commissions income	153,358	42,229	(367)	103,472	298,692	(11,420)	287,272
Other operating income	16,759	33,069	14,746	31,522	96,096	(14,152)	81,944
Total operating revenue	842,088	338,406	32,735	122,698	1,335,927	(13,873)	1,322,054
Provisions for loan losses	(180,559)	(7,622)	(22)	13	(188,190)	—	(188,190)
Depreciation and amortization	(20,903)	(7,300)	(1,204)	(1,550)	(30,957)	—	(30,957)
Other operating expenses(2)	(390,055)	(109,105)	(8,672)	(86,718)	(594,550)	13,873	(580,677)
Income attributable to associates	(288)	(228)	(18)	305	(229)	—	(229)
Income before income taxes	250,283	214,151	22,819	34,748	522,001	—	522,001
Income taxes							(54,390)
Income after income taxes							467,611

Assets	9,852,430	9,614,329	3,746,908	635,225	23,848,892	(717,653)	23,131,239
Current and deferred taxes							129,827
Total assets							23,261,066

Liabilities	7,706,834	9,225,881	4,495,605	489,830	21,918,150	(717,653)	21,200,497
Current and deferred taxes							53,510
Total liabilities							21,254,007

(1)              The Treasury’s income of December 2013 considers effect of Counterparty Value Adjustment described in Note No. 2 (d), equivalent to Ch$16,413 million, of which MCh$14,289 million corresponds to this segment.

(2)              During period 2013 it has modified assignation methodology of direct expenses for business segments, of demand accounts, related to product “remunerations agreement and settlement”.  According to described, it has updated figures of period 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                            Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each year-end are detailed as follows:

	2013	2012
	MCh$	MCh$
Cash and due from banks:
Cash (*)	485,537	400,249
Current account with the Chilean Central Bank (*)	71,787	67,833
Deposits in other domestic banks	15,588	15,295
Deposits abroad	300,396	201,548
Subtotal - Cash and due from banks	873,308	684,925

Net transactions in the course of collection	248,128	237,393
Highly liquid financial instruments	358,093	304,886
Repurchase agreements	59,089	9,120
Total cash and cash equivalents	1,538,618	1,236,324

(*) Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	2013	2012
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	232,698	249,019
Funds receivable	141,773	147,592
Subtotal - assets	374,471	396,611

Liabilities
Funds payable	(126,343)	(159,218)
Subtotal - liabilities	(126,343)	(159,218)
Net transactions in the course of collection	248,128	237,393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.         Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2013	2012
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	34,407	25,585
Central Bank promissory notes	2,995	3,068
Other instruments issued by the Chilean Government and Central Bank	27,535	43,726

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—
Mortgage bonds from domestic banks	14	22
Bonds from domestic banks	1,926	—
Deposits in domestic banks	255,582	87,093
Bonds from other Chilean companies	3,427	—
Other instruments issued in Chile	1,035	188

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	66,213	33,042
Funds managed by third parties	—	—
Total	393,134	192,724

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, for the period 2013 there was not balance for this concept (not balance in 2012).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$227,453 as of December 31, 2013 (MCh$86,863 in 2012).

Agreements to repurchase have an average expiration of 14 days as of year-end (11 days in 2012).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$41,313 as of December 31, 2013 (MCh$51,154 in 2012), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.             Repurchase Agreements and Security Lending and Borrowing:

(a)         The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2013 and 2012, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	582	—	—	—	—	—	—	—	—	—	—	—	582

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	8,443	—	—	—	—	—	—	—	—	—	—	—	8,443	—
Deposits in domestic banks	46,084	—	—	—	—	—	—	—	—	—	—	—	46,084	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	3,902	7,756	12,250	855	11,743	25,907	—	—	—	—	—	—	27,895	34,518

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	58,429	8,338	12,250	855	11,743	25,907	—	—	—	—	—	—	82,422	35,100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.             Repurchase Agreements and Security Lending and Borrowing, continued:

(b)         The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate,  As of December 31, 2013 and 2012, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 month		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	16,831	—	—	—	—	—	—	—	—	—	—	—	16,831	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit from domestic banks	232,512	219,526	7,217	1,603	—	—	—	—	—	—	—	—	239,729	221,129
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	206	5,267	—	—	—	—	—	—	—	—	—	—	206	5,267
Other instruments issued in Chile

Instruments issued by foreign institutions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	249,549	224,793	7,217	1,603	—	—	—	—	—	—	—	—	256,766	226,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2013 the Bank held securities with a fair value of Ch$81,830 million (Ch$34,865 million in 2012) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2013 is Ch$255,302 million (Ch$266,395 million in 2012). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges:

(a)                       As of December 31, 2013 and 2012, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	32,032	—	17,094	31,388	13,416	41,558	66,392	74,626	—	—	14,012	10,332
Interest rate swap	8,569	—	—	—	4,731	—	25,394	27,570	8,412	17,790	117,420	116,387	714	—	11,312	21,311
Total derivatives held for hedging purposes	8,569	—	—	—	36,763	—	42,488	58,958	21,828	59,348	183,812	191,013	714	—	25,324	31,643

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	151,913	—	—	59,730	—	313,263	55,382	209,465	14,083	300,386	78,861	37,971	22	6,681	2,055
Total Derivatives held as cash flow hedges	—	151,913	—	—	59,730	—	313,263	55,382	209,465	14,083	300,386	78,861	37,971	22	6,681	2,055

Derivatives held-for-trading purposes
Currency forward	2,815,835	4,231,746	2,194,765	2,519,046	3,812,356	3,260,326	323,882	191,364	52,513	2,458	39	65	41,673	70,166	65,396	81,790
Cross currency swap	124,909	69,220	470,928	199,338	1,400,553	1,034,040	1,195,627	1,721,408	1,024,721	719,073	1,465,280	1,026,518	193,455	177,403	243,979	166,182
Interest rate swap	567,058	353,133	1,318,722	905,870	4,275,295	3,298,276	4,767,240	3,540,462	2,919,321	1,505,936	2,549,584	1,650,103	97,974	81,093	99,488	97,870
Call currency options	12,491	30,306	39,109	20,938	138,809	46,686	6,572	4,795	—	—	—	—	2,301	472	3,559	395
Put currency options	7,034	26,009	31,078	15,288	75,379	25,980	—	—	—	—	—	—	600	341	705	387
Total derivatives of negotiation	3,527,327	4,710,414	4,054,602	3,660,480	9,702,392	7,665,308	6,293,321	5,458,029	3,996,555	2,227,467	4,014,903	2,676,686	336,003	329,475	413,127	346,624

Total	3,535,896	4,862,327	4,054,602	3,660,480	9,798,885	7,665,308	6,649,072	5,572,369	4,227,848	2,300,898	4,499,101	2,946,560	374,688	329,497	445,132	380,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                     Derivative Instruments and Accounting Hedges, continued:

(b)                       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2013 and 2012:

	2013	2012
	MCh$	MCh$
Hedged element
Commercial loans	128,934	147,572
Corporate bonds	164,526	161,747

Hedge instrument
Cross currency swap	128,934	147,572
Interest rate swap	164,526	161,747

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                     Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges:

(c.1)             The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yen to fix rate and foreign banks obligations. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)             Below are the cash flows of bonds issued abroad objects of this hedge and cash flows of the active part of the derivative:

	2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(206)	(619)	(62,275)	—	—	—	(63,100)
Corporate Bond HKD	—	—	(7,011)	(14,022)	(14,009)	(240,224)	(275,266)
Corporate Bond PEN	—	—	(578)	(1,154)	(14,690)	—	(16,422)
Corporate Bond CHF	(216)	—	(4,720)	(143,070)	(229,701)	(105,325)	(483,032)
Obligation USD	(273)	(82)	(1,064)	(135,478)	—	—	(136,897)
Corporate Bond JPY	—	(76)	(560)	(56,964)	(598)	(29,173)	(87,371)

Hedge instruments
Inflows:
Cross Currency Swap MXN	206	619	62,275	—	—	—	63,100
Cross Currency Swap HKD	—	—	7,011	14,022	14,009	240,224	275,266
Cross Currency Swap PEN	—	—	578	1,154	14,690	—	16,422
Cross Currency Swap CHF	216	—	4,720	143,070	229,701	105,325	483,032
Cross Currency Swap USD	273	82	1,064	135,478	—	—	136,897
Cross Currency Swap JPY	—	76	560	56,964	598	29,173	87,371

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                     Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

	2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Outflows:
Corporate Bond MXN	(235)	(470)	(2,348)	(58,199)	—	—	(61,252)
Corporate Bond HKD	—	—	(3,149)	(6,309)	(6,332)	(110,408)	(126,198)
Corporate Bond PEN	—	—	(1,138)	(2,276)	(16,358)	—	(19,772)

Hedge instruments
Inflows:
Cross Currency Swap MXN	235	470	2,348	58,199	—	—	61,252
Cross Currency Swap HKD	—	—	3,149	6,309	6,332	110,408	126,198
Cross Currency Swap PEN	—	—	1,138	2,276	16,358	—	19,772

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                     Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

(c.2)              Bellow are cash flow of underlying assets portfolio and cash flow of pasive part of derivative:

	2013
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	2,751	233	82,888	359,407	237,627	351,724	1,034,630

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(61,400)	—	—	—	(61,400)
Cross Currency Swap HKD	—	—	(5,791)	(11,617)	(11,562)	(217,999)	(246,969)
Cross Currency Swap PEN	—	—	(450)	(898)	(14,673)	—	(16,021)
Cross Currency Swap JPY	—	(233)	(2,099)	(63,679)	(1,846)	(30,920)	(98,777)
Cross Currency Swap USD	—	—	(3,314)	(133,094)	—	—	(136,408)
Cross Currency Swap CHF	(2,751)	—	(9,834)	(150,119)	(209,546)	(102,805)	(475,055)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                     Derivative Instruments and Accounting Hedges, continued:

(c)                        Cash flow Hedges, continued:

	2012
	Up to1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge ítem
Inflows:
Cash flow in CLF	—	—	4,496	66,537	20,317	106,869	198,219

Hedge instruments
Outflows:
Cross Currency Swap MXN	—	—	(1,644)	(60,173)	—	—	(61,817)
Cross Currency Swap HKD	—	—	(2,411)	(5,482)	(5,498)	(106,869)	(120,260)
Cross Currency Swap PEN	—	—	(441)	(882)	(14,819)	—	(16,142)

Net cash flow	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges, continued:

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)                       The accumulated amount of unrealized gain was an charge to equity for an amount of Ch$18,069 million (credit to equity for Ch$1,777 million in 2012) generated from hedging instruments, which has been recorded in equity.  The net effect of deferred tax was a charge to equity for Ch$14,455 millions in 2013 (credit to equity for Ch$1,429 millions in 2012)

The accumulated balance for this concept net of deferred tax as of December 31, 2013 corresponds to a credit of equity amounted Ch$13,421 million (credit to equity amounted Ch$1,034 million in 2012)

(c.4)                       The net effect in income of derivatives cash flow hedges amount to Ch$51,795 million in 2013 (charge to income for Ch$2,318 millions en 2012).

(c.5)                       As of December 31, 2013 and 2012, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted almost totally.

(c.6)                       As of December 31, 2013 and 2012, the Bank has not hedges of net investments in foreign business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                     Loans and advances to Banks:

(a)                       As of December 31, 2013 and 2012, amounts are detailed as follows:

	2013	2012
	MCh$	MCh$
Domestic Banks
Interbank loans	100,012	14,309
Other credits with domestic banks	—	—
Provisions for loans to domestic banks	(36)	(5)
Subtotal	99,976	14,304

Foreign Banks
Loans to foreign banks	252,697	146,980
Chilean exports trade loans	97,194	67,787
Credits with third countries	12,864	14,509
Provisions for loans to foreign banks	(1,256)	(954)
Subtotal	361,499	228,322

Central Bank of Chile
Non-available Central Bank deposits	600,000	1,100,000
Other Central Bank credits	581	696
Subtotal	600,581	1,100,696
Total	1,062,056	1,343,322

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(47)	(47)
Balance as of December 31, 2012	5	954	959
Charge-offs	—	—	—
Provisions established	31	302	333
Provisions released	—	—	—
Balance as of December 31, 2013	36	1,256	1,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers, net:

(a)                       Loans to Customers:

(a.i)              As of December 31, 2013 and 2012, the composition of the portfolio of loans is the following:

	As of December 31, 2013
	Assets before allowance				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,501,576	117,957	269,260	9,888,793	(95,962)	(86,529)	(182,491)	9,706,302
Foreign trade loans	1,027,507	73,090	54,084	1,154,681	(68,272)	(642)	(68,914)	1,085,767
Current account debtors	253,198	3,160	2,931	259,289	(3,031)	(3,332)	(6,363)	252,926
Factoring transactions	520,776	2,538	745	524,059	(9,570)	(822)	(10,392)	513,667
Commercial lease transactions (1)	1,156,350	27,394	26,003	1,209,747	(5,265)	(10,224)	(15,489)	1,194,258
Other loans and accounts receivable	34,621	307	5,011	39,939	(762)	(3,287)	(4,049)	35,890
Subtotal	12,494,028	224,446	358,034	13,076,508	(182,862)	(104,836)	(287,698)	12,788,810
Mortgage loans
Mortgage bonds	81,704	—	5,650	87,354	—	(220)	(220)	87,134
Transferable mortgage loans	120,584	—	2,321	122,905	—	(285)	(285)	122,620
Other residential real estate mortgage loans	4,455,510	—	61,312	4,516,822	—	(17,997)	(17,997)	4,498,825
Credits from ANAP	24	—	—	24	—	—	—	24
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	5,155	—	47	5,202	—	—	—	5,202
Subtotal	4,662,977	—	69,330	4,732,307	—	(18,502)	(18,502)	4,713,805
Consumer loans
Consumer loans in installments	1,865,945	—	169,216	2,035,161	—	(134,460)	(134,460)	1,900,701
Current account debtors	231,493	—	9,459	240,952	—	(7,844)	(7,844)	233,108
Credit card debtors	758,742	—	25,040	783,782	—	(31,666)	(31,666)	752,116
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	185	—	616	801	—	(308)	(308)	493
Subtotal	2,856,365	—	204,331	3,060,696	—	(174,278)	(174,278)	2,886,418
Total	20,013,370	224,446	631,695	20,869,511	(182,862)	(297,616)	(480,478)	20,389,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                     Loans to Customers net, continued:

(a.i)                 Loans to Customers continued:

	As of December 31, 2012
	Assets before allowances				Allowances established
	Normal Portfolio	Impaired Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,185,062	112,507	243,605	8,541,174	(93,583)	(67,746)	(161,329)	8,379,845
Foreign trade loans	1,134,137	58,728	48,090	1,240,955	(55,216)	(491)	(55,707)	1,185,248
Current account debtors	181,709	5,266	2,424	189,399	(2,418)	(2,504)	(4,922)	184,477
Factoring transactions	596,916	1,291	7,930	606,137	(9,535)	(556)	(10,091)	596,046
Commercial lease transactions (1)	1,061,740	26,317	25,215	1,113,272	(3,528)	(9,136)	(12,664)	1,100,608
Other loans and accounts receivable	36,641	260	3,746	40,647	(621)	(1,974)	(2,595)	38,052
Subtotal	11,196,205	204,369	331,010	11,731,584	(164,901)	(82,407)	(247,308)	11,484,276
Mortgage loans
Mortgage bonds	103,169	—	6,046	109,215	—	(724)	(724)	108,491
Transferable mortgage loans	148,216	—	2,990	151,206	—	(527)	(527)	150,679
Other residential real estate mortgage loans	3,897,399	—	40,367	3,937,766	—	(14,829)	(14,829)	3,922,937
Credits from ANAP	27	—	—	27	—	—	—	27
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	453	—	—	453	—	—	—	453
Subtotal	4,149,264	—	49,403	4,198,667	—	(16,080)	(16,080)	4,182,587
Consumer loans
Consumer loans in installments	1,761,070	—	145,203	1,906,273	—	(124,886)	(124,886)	1,781,387
Current account debtors	235,122	—	9,944	245,066	—	(6,950)	(6,950)	238,116
Credit card debtors	654,976	—	25,010	679,986	—	(31,996)	(31,996)	647,990
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	183	—	6	189	—	(215)	(215)	(26)
Subtotal	2,651,351	—	180,163	2,831,514	—	(164,047)	(164,047)	2,667,467
Total	17,996,820	204,369	560,576	18,761,765	(164,901)	(262,534)	(427,435)	18,334,330

(1)       In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of December 31, 2013, MCh$503,972 (MCh$451,647 in 2012) correspond to finance leases for real estate and MCh$705,775 (MCh$661,625 in 2012), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.ii)    Impaired Portfolio

As of December 31, 2013 and 2012, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,629,450	11,349,867	447,058	381,717	13,076,508	11,731,584	(182,862)	(164,901)	(104,836)	(82,407)	(287,698)	(247,308)	12,788,810	11,484,276
Mortgage loans	4,662,977	4,149,264	69,330	49,403	4,732,307	4,198,667	—	—	(18,502)	(16,080)	(18,502)	(16,080)	4,713,805	4,182,587
Consumer loans	2,856,365	2,651,351	204,331	180,163	3,060,696	2,831,514	—	—	(174,278)	(164,047)	(174,278)	(164,047)	2,886,418	2,667,467
Total	20,148,792	18,150,482	720,719	611,283	20,869,511	18,761,765	(182,862)	(164,901)	(297,616)	(262,534)	(480,478)	(427,435)	20,389,033	18,334,330

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(b)                        Allowances for loan losses:

Movements in allowances for loan losses during the 2013 and 2012 periods are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(9,144)	(34,020)	(43,164)
Mortgage loans	—	(4,253)	(4,253)
Consumer loans	—	(135,316)	(135,316)
Total charge-offs	(9,144)	(173,589)	(182,733)
Allowances established	13,668	212,010	225,678
Allowances released (*)	—	—	—
Balance as of December 31, 2012	164,901	262,534	427,435

Balance as of January 1, 2013	164,901	262,534	427,435
Charge-offs:
Commercial loans	(8,648)	(27,381)	(36,029)
Mortgage loans	—	(3,242)	(3,242)
Consumer loans	—	(157,264)	(157,264)
Total charge-offs	(8,648)	(187,887)	(196,535)
Debt exchange (see letter g)	(12,556)	—	(12,556)
Allowances established	39,165	222,969	262,134
Allowances released (*)	—	—	—
Balance as of December 31, 2013	182,862	297,616	480,478

(*) See note No. 12 (e) - Sale or transfer of credits from the loans to customers.

In addition to these allowances for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note No. 24).

Other Disclosures:

1.              As of December 31, 2013 and 2012, the Bank and its subsidiaries accomplished buy and sell of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as detailed in Note No. 12 (e).

2.              As of December 31, 2013 and December 31, 2012, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(c)                         Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	435,789	394,284	(53,920)	(50,643)	381,869	343,641
Due after 1 year but within 2 years	314,546	293,525	(39,405)	(36,615)	275,141	256,910
Due after 2 years but within 3 years	197,979	189,111	(25,097)	(23,440)	172,882	165,671
Due after 3 years but within 4 years	121,241	112,381	(16,987)	(15,766)	104,254	96,615
Due after 4 years but within 5 years	78,992	75,451	(12,663)	(11,339)	66,329	64,112
Due after 5 years	232,607	206,025	(29,879)	(25,733)	202,728	180,292
Total	1,381,154	1,270,777	(177,951)	(163,536)	1,203,203	1,107,241

(*)   The net balance receivable does not include past-due portfolio totaling MCh$6,544 as of December 31, 2013 (MCh$6,031 in 2012).

The bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment.  These leases have an average useful life of between 3 and 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(d)                        Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2013 and 2012 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2013	2012	2013	2012	2013		2012
	MCh$	MCh$	MCh$	MCh$	MCh$	%	MCh$	%
Commercial loans:
Commerce	2,513,287	2,286,500	39,677	28,173	2,552,964	12.23	2,314,673	12.34
Transportation	1,602,348	1,470,358	—	—	1,602,348	7.68	1,470,358	7.84
Manufacturing	1,365,562	1,380,994	—	—	1,365,562	6.54	1,380,994	7.36
Services	1,240,028	1,310,573	—	—	1,240,028	5.94	1,310,573	6.99
Construction	1,457,770	1,252,546	311	—	1,458,081	6.99	1,252,546	6.68
Financial Services	1,627,844	1,148,094	415,345	706,477	2,043,189	9.79	1,854,571	9.88
Agriculture and livestock	914,105	901,300	—	—	914,105	4.38	901,300	4.80
Electricity, gas and water	504,088	328,763	27,885	—	531,973	2.55	328,763	1.75
Mining	340,045	305,386	—	67,051	340,045	1.63	372,437	1.99
Fishing	219,173	233,893	—	—	219,173	1.05	233,893	1.25
Other	790,290	226,999	18,750	84,477	809,040	3.87	311,476	1.65
Subtotal	12,574,540	10,845,406	501,968	886,178	13,076,508	62.65	11,731,584	62.53
Residential mortgage loans	4,732,307	4,198,667	—	—	4,732,307	22.68	4,198,667	22.38
Consumer loans	3,060,696	2,831,514	—	—	3,060,696	14.67	2,831,514	15.09
Total	20,367,543	17,875,587	501,968	886,178	20,869,511	100.00	18,761,765	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(e)                         Purchase of loan portfolio

During months of August, September and December of 2013, the Bank has acquired portfolio loans by an amount of MCh$467,717.

(f)                          Sale or transfer of credits from the loans to customers:

During 2013 and 2012 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

As of December 31, 2013
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

197,820	(355)	198,134	669

As of December 31, 2012
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

118,347	(199)	118,347	199

(g)                        On June 27, 2013, it was proceeded to make a Debt Swap of impaired portfolio.  Representative promissory notes of credit were replaced by financial instruments (bonds), issued by the same debtor. The credit, at date of exchange, amounted MCh$13,952 with a provision for loan losses of MCh$12,556.  Financial instruments (bonds) received was classified like financial assets available-for-sale.

At date of exchange, it does not exist active market for this type of financial instrument, and so, there was not sufficient data available for measure its fair value.  Then it determined that fair value was equivalent to book value of credit exchanged.  For this transaction it was not recognized income effect.

On December 27, 2013, the SBIF instructed to classify instruments mentioned above like “Financial assets Held-for-Trading”, which it produced a credit to income for MCh$578 as of December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(h)                      Own assets securitizations:

During 2012, the Bank subscribed a Securitization agreement issuance and an assignment agreement without responsibility with the subsidiary Banchile Securitizadora S.A., whereby two fixed rate commercial loans were transferred. Then Banchile Securitizadora S.A. created the Segregated Equity (“Patrimonio Separado”) according to the title XVIII of the law No. 18,045. The securitizated assets finally became part of the separated equity in order to support the serie A bond issuance, which were fully transferred to third parties.

As of the transaction date, the book value of the credits assigned was Ch$30,276 million and the effective amount received in the transference was Ch$30,407 million, which generated an income of Ch$131 million and also a credit provisions release for the amount of Ch$24 million. Furthermore, the subsidiary Banchile Securitizadora S.A. charged a commission for Ch$160 million, to the bank corresponding to debt structured process services.

The bank acquired the subordinated bond (serie C) issued by Segregated Equity in Ch$23,310 as of December 31, 2013, equivalent to UF 1 (Unidad de Fomento), which represented less than 0.001% of the total amount of the Bond issued by Segregated Equity for the amount of Ch$30,407 million (par value amounted Ch$30,196 million). This bond was registered in available-for-sale and as of December 31, 2012 its fair value is Ch$22,841, this amount represents the maximum exposure of the bank will have in this transaction.

The bank analyzed all the relevant aspects of the transaction, according to indicated in the NIC 39 and in the IFRS 10, related to assets derecognized and consolidation rules. In this regards the bank concludes that (i) has substantially transferred all benefits and risks of assets assigned to the Segregated Equity; (ii) do not manage directly nor indirectly the activities of the segregated equity; (iii) do not have decision rights, which allows to obtain substantial benefits from the assets assigned; (iv) do not maintain any control over assets assigned, neither over the Segregate Equity.  As a consequence of this, the bank proceeded to derecognized the credits involved in transaction and have not consolidated with the Segregated Equity.

Additional information of the transaction	2013	2012

Securitized asset value	Ch$20,517 million	Ch$24,795 million
Securitized bond value	Ch$20,385 million	Ch$24,644 million

Securitized assets - remaining term	4 years	5 years
Securitized bond - remaining term	4 years	5 years
Rate securitized assets	UF + 4.83%	UF + 4.83%
Rate securitized bond	UF + 4.54%	UF + 4.54%

During 2013 the bank has not executed securitization transaction involving owns assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities:

As of December 31, 2013 and 2012, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	2013			2012
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	333,035	—	333,035	110,569	—	110,569
Promissory notes issued by the Chilean Government and Central Bank	50,415	—	50,415	969	—	969
Other instruments	202,958	—	202,958	140,246	—	140,246

Other instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	96,933	—	96,933	85,688	—	85,688
Bonds from domestic banks	128,500	—	128,500	116,100	—	116,100
Deposits from domestic banks	617,816	—	617,816	560,390	—	560,390
Bonds from other Chilean companies	13,558	—	13,558	32,281	—	32,281
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	154,267	—	154,267	129,693	—	129,693

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—
Other instruments	76,222	—	76,222	88,504	—	88,504

Total	1,673,704	—	1,673,704	1,264,440	—	1,264,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, for December 31, 2013 this amount was $16,840 million (no movements for this item in 2012).  Repurchase agreements had a average maturity of 3 day in December 2013.

Under classification of Other instruments issued in Chile are included securities sold under repurchase agreements to customers and financial institutions for an amount of MCh$109 million (MCh$5,266 million in 2012).

In instruments issued abroad are include mainly bonds banks and shares.

As of December 31, 2013, the portfolio of financial assets available-for-sale includes a net unrealized loss of MCh$29,372 (MCh$17,995 in 2012), recorded in other comprehensive income within equity.

As of December 31, 2013 there is not impairment of financial assets available-for-sale (as of December 31, 2012 there was impairment of financial assets available-for-sale for an amount of Ch$551 millions).

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale.  In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Profits and losses realized on the sale of available-for-sale investments as of December 31, 2013 and 2012 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the years-ended December 31, 2013 and 2012 are as follows:

	2013	2012
	MCh$	MCh$

Unrealized (losses)/profits during the period	25,972	26,259
Realized losses/(profits) (reclassified)	(11,751)	(1,749)
Subtotal unrealized during the period	14,221	24,510
Income tax	(2,844)	(4,871)
Total unrealized during the period	11,377	19,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                    Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$16,670 (MCh$13,933 in 2012), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2013	2012	2013	2012	2013	2012	2013	2012
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Administrador Financiero del Transantiago S.A. (*)	Banco de Chile	20.00	20.00	9,737	6,076	1,948	1,215	733	(527)
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	7,197	6,412	1,858	1,655	289	556
Redbanc S.A.	Banco de Chile	38.13	38.13	4,401	4,109	1,678	1,567	159	(376)
Sociedad Imerc OTC S.A. (**) (***)	Banco de Chile	12.49	—	11,411	—	1,425	—	(18)	—
Transbank S.A.	Banco de Chile	26.16	26.16	5,232	6,306	1,368	1,649	9	322
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A (***).	Banco de Chile	15.00	15.00	4.529	4.337	679	651	62	112
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,982	1,609	661	536	125	115
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,978	1,711	530	459	102	79
Subtotal Associates				46,467	30,560	10,147	7,732	1,461	281

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,180	6,756	3,590	3,378	213	(321)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,341	1,129	670	564	106	(428)
Subtotal Joint Ventures				8,521	7,885	4,260	3,942	319	(749)

Subtotales				54,988	38,445	14,407	11,674	1,780	(468)

Investments valued at cost (1):
Bolsa de Comercio de Santiago S.A.						1,646	1,646	291	239
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						43	39	—	—
Subtotal						2,263	2,259	291	239
Total						16,670	13,933	2,071	(229)

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).
(*)

On July 9, 2013 it was published in Diario Oficial of Chile (Federal Register in USA) the resolution No. 285 between Government Department of Transport and Telecommunications and Government Department of Treasury, which approved a new agreement related to “the delivery of complementary services of financial management”, whereby the new agreement, AFT only provide services related with financial management of the resourses of Transantiago system, all of that in the terms and conditions that establish the new contract.

(**)

On June 21, 2013 it was created, with other banks of the Chilean financial system, the subsidiary banking support called “Servicios de Infraestructura de Mercado OTC S.A.” (IMERC-OTC S.A.), where its objective will be to operate a centralized register of derivatives operations (register, confirmation, storage, consolidation and conciliation services). This new subsidiary was created with a capital of Ch$12,957,463,890 divided in 10,000 shares, without nominal value, of which Banco de Chile subscribed and paid 1,111 shares, equivalents to MCh$1,440 million paid upon constitution of society. It was subscribed and paid 8,895 shares at the date of these financial statements.

(***)

Banco de Chile has significant influence in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. y Sociedad Imerc OTC S.A., due to its right to design a member of Board of each entities mentioned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                     Investments in Other Companies, continued:

(b)                       Associates

	2013	2012
	MCh$	MCh$
Current assets	537,515	383,155
Non-current assets	64,904	53,946
Total Assets	602,419	437,101

Current liabilities	550,023	397,540
Non-current liabilities	5,919	9,001
Total Liabilities	555,942	406,541
Equity	46,467	30,560
Minority Interest	10	—
Total Liabilities and Equity	602,419	437,101

Revenue	184,912	206,069
Operating expenses	(178,081)	(204,929)
Other income (expenses)	448	948
Profit before tax	7,279	2,088
Income tax	(982)	(590)
Profit for the year	6,297	1,498

(c)                       Joint Ventures:

The Bank has a 50% interest in Servipag Ltda. and a 50% interest in Artikos S.A., two jointly controlled entity.  Bank’s interest of both entities is accounted for using the equity method in the consolidated financial statements.

Below it presents summarised financial information of entities controlled jointly:

	Artikos		Servipag
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Current assets	920	442	42,788	37,416
Non-current assets	734	925	16,256	16,708
Total Assets	1,654	1,367	59,044	54,124

Current liabilities	313	238	48,343	44,137
Non-current liabilities	—	—	3,521	3,231
Total Liabilities	313	238	51,864	47,368
Equity	1,341	1,129	7,180	6,756
Total Liabilities and Equity	1,654	1,367	59,044	54,124

Revenue	2,486	2,451	35,371	36,645
Operating expenses	(2,270)	(3,027)	(34,042)	(36,404)
Other income (expenses)	4	(8)	(808)	(729)
Profit (loss) before tax	220	(584)	521	(488)
Income tax	(8)	(272)	(97)	(154)
Profit (loss) for the year	212	(856)	424	(642)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                     Investments in Other Companies, continued:

(d)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2013 and 2012 is detailed as follows:

	2013	2012
	MCh$	MCh$

Beginning book value	13,933	15,418
Sale of investments	—	—
Acquisition of investments	1,440	71
Participation in income with significant influence	1,780	(468)
Dividends receivable	(187)	(653)
Dividends received	(956)	(943)
Payment of minimum dividends	660	508
Total	16,670	13,933

(e)                        As of December 31, 2013 and 2012 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets:

(a)                       As of December 31, 2013 and 2012, Intangible assets are detailed as follows:

	Years
	Useful Life		Remaining amortization		Gross balance		Accumulated Amortization and Impairment		Net balance
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Type of intangible asset:

Goodwill:
Investments in other companies	—	7	—	2	4,138	4,138	(4,138)	(3,000)	—	1,138
Other Intangible Assets:
Software or computer programs	6	6	2	3	87,014	82,736	(57,795)	(50,641)	29,219	32,095
Intangible assets arising from business combinations	—	7	—	2	1,740	1,740	(1,740)	(1,261)	—	479
Other intangible assets	—	—	—	—	501	612	(49)	(34)	452	578
Total					93,393	89,226	(63,722)	(54,936)	29,671	34,290

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(b)                      Movements in intangible assets during the 2013 and 2012 periods are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	8,544	—	572	9,116
Disposals	—	(333)	—	(62)	(395)
Balance as of December 31, 2012	4,138	82,736	1,740	612	89,226

Acquisitions	—	5,137	—	374	5,511
Disposals	—	(859)	—	(485)	(1,344)
Balance as of December 31, 2013	4,138	87,014	1,740	501	93,393
Accumulated Amortization and Impairment

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the year (*)	(621)	(9,436)	(261)	(25)	(10,343)
Impairment loss (*)	—	—	—	—	—
Disposal	—	333	—	62	395
Balance as of December 31, 2012	(3,000)	(50,641)	(1,261)	(34)	(54,936)

Amortization for the year (*)	(1,138)	(7,985)	(479)	(27)	(9,629)
Impairment loss (*)	—	(28)	—	—	(28)
Disposals	—	859	—	12	871
Balance as of December 31, 2013	(4,138)	(57,795)	(1,740)	(49)	(63,722)

Net balance as of December 31, 2013	—	29,219	—	452	29,671

(*)                      See note No. 35 “Depreciation, amortization and impairment”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                     Intangible Assets, continued:

(c)                       As of December 31, 2013 and 2012, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
Detail	2013	2012
	MCh$	MCh$

Software and licenses	9,299	6,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                      As of December 31, 2013 and 2012, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Cost

Balance as of January 1, 2012	176,266	125,819	137,120	439,205
Additions	337	7,750	9,894	17,981
Disposals/write-downs	(451)	(1,512)	(2,232)	(4,195)
Transfers	—	—	—	—
Reclassifications	—	—	19	19
Total	176,152	132,057	144,801	453,010

Accumulated depreciation	(35,972)	(109,932)	(101,722)	(247,626)
Impairment loss (*)	—	(31)	(164)	(195)
Balance as of December 31, 2012	140,180	22,094	42,915	205,189

Balance as of January 1, 2013	176,152	132,026	144,637	452,815
Additions	62	7,509	4,678	12,249
Disposals/write-downs	(365)	(1,406)	(1,710)	(3,481)
Transfers	—	(218)	218	—
Reclassifications	—	—	—	—
Total	175,849	137,911	147,823	461,583

Accumulated depreciation	(38,717)	(116,081)	(108,697)	(263,495)
Impairment loss (*) (***)	—	(84)	(426)	(510)
Balance as of December 31, 2013	137,132	21,746	38,700	197,578

Accumulated Depreciation
Balance as of January 1, 2012	(33,503)	(103,015)	(94,799)	(231,317)
Reclassifications	—	—	(19)	(19)
Depreciation charges in the period (*) (**)	(2,920)	(8,429)	(8,884)	(20,233)
Sales and disposals in the period	451	1,512	1,980	3,943
Balance as of December 31, 2013	(35,972)	(109,932)	(101,722)	(247,626)

Reclassifications	—	(19)	19	—
Depreciation charges in the period (*) (**)	(2,873)	(7,716)	(8,310)	(18,899)
Sales and disposals in the period	128	1,586	1,316	3,030
Balance as of December 31, 2013	(38,717)	(116,081)	(108,697)	(263,495)

(*)                    See Note No. 35 “Depreciation, Amortization and Impairment”.

(**)             This amount not includes depreciation charges in the period for investments properties.  This amount is include in item “Other Assets” for MCh$381 (MCh$381 in 2012)

(***)         Not include provision related to write-offs of property and equipment for an amount of Ch$247 million (Ch$153 million in 2012)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                      As of December 31, 2013 and 2012, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	2013
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	28,876	2,320	4,633	19,833	37,497	26,517	48,815	139,615

	2012
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	28,036	2,274	4,561	19,219	37,094	27,066	49,523	139,737

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of December 31, 2013 and 2012, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes:

(a)                       Current Taxes:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	2013	2012
	MCh$	MCh$

Income taxes	85,336	61,876
Sole first category tax	23	—
Tax on non-deductible expenses (35%)	1,885	3,860
Less:
Monthly prepaid taxes (PPM)	(73,694)	(41,960)
Credit for training expenses	(1,714)	(1,545)
Other	(4,705)	965
Total current taxes	7,131	23,196

Tax rate	20%	20%

	2013	2012
	MCh$	MCh$

Current tax assets	3,202	2,684
Current tax liabilities	(10,333)	(25,880)
Total current taxes	(7,131)	(23,196)

(b)                        Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2013 and 2012 is detailed as follows:

	2013	2012
	MCh$	MCh$
Income tax expense:
Current year taxes	88,714	61,876
Tax from previous periods	(432)	(1,147)
Subtotal	88,282	60,729

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(12,381)	3,113
Effect of changes in tax rate	—	(14,206)
Subtotal	(12,381)	(11,093)

Non deducible expenses (Art. 21 “Ley de la Renta”)	1,885	3,860
Other	2,150	894
Net charge to income for income taxes	79,936	54,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)        Reconciliation of effective tax rate:

The following is reconciliation between income tax rate and effective rate applied to determine the Bank’s income tax expense as of December 31, 2013 and 2012:

	2013		2012
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	118,708	20.00	104,400
Additions or deductions	(6.85)	(40,653)	(7.10)	(37,056)
Non-deductible expenses	0.32	1,885	0.74	3,860
Tax from previous year	(0.07)	(432)	(0.22)	(1,147)
Effect of changes in tax rate (*)	—	—	(2.72)	(14,206)
Lease deferred tax adjustment	—	—	0.56	2,942
Others	0.07	428	(0.84)	(4,403)
Effective rate and income tax expense	13.47	79,936	10.42	54,390

The effective rate for income tax for 2013 is 13.47% (10.42% in 2012).

(*)    According to the Law No. 20,630 issued on September 27, 2011 is permanently changed the tax rates of the first category to 20.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)        Effect of deferred taxes on income and equity:

During the year 2013, the Bank has recorded the effects of deferred taxes in accordance with Note No. 2 (r).

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as			Balances as
	of December	Effect		of December
	31, 2012	Income	Equity	31, 2013
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	99,113	8,989	—	108,102
Obligations with agreements to repurchase	(11)	216	—	205
Personnel provisions	6,092	(345)	—	5,747
Staff vacation	4,058	321	—	4,379
Accrued interests and indexation adjustments from past due loans	2,123	290	—	2,413
Staff severance indemnities provisions	960	(22)	33	971
Provision of credit cards expenses	4,694	1,799	—	6,493
Provision of accrued expenses	7,382	349	—	7,731
Other adjustments	5,158	4,705	—	9,863
Total debit differences	129,569	16,302	33	145,904

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,423	(987)	—	14,436
Adjustment for valuation of financial assets available-for-sale	4,758	—	2,585	7,343
Leasing equipment	4,812	3,688	—	8,500
Transitory assets	2,449	290	—	2,739
Derivative instrument adjustment	378	(240)	—	138
Other adjustments	2,236	1,170	7	3,413
Total credit differences	30,056	3,921	2,592	36,569

Deferred tax assets (liabilities), net	99,513	12,381	(2,559)	109,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(e)                        For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the Superintendency of Banks, dated August 18, 2009 the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed as follows:

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these consolidated financial statements.

			Tax value assets
(e.1) Loans to customers as of December 31, 2013	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,062,056	1,063,348	—	—	—
Commercial loans	10,975,797	11,509,434	18,864	49,184	68,048
Consumer loans	2,886,418	3,244,149	561	17,418	17,979
Residential mortgage loans	4,713,805	4,729,085	3,381	111	3,492
Total	19,638,076	20,546,016	22,806	66,713	89,519

(*)    In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

(e.2) Provisions on past-due loans	Balance as of January 1, 2013	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	33,163	(21,574)	69,021	(31,426)	49,184
Consumer loans	17,131	(148,561)	171,991	(23,143)	17,418
Residential mortgage loans	151	(952)	1,195	(283)	111
Total	50,445	(171,087)	242,207	(54,852)	66,713

(e.3) Charge-offs and recoveries	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	10,509
Condoning resulting in provisions released	1,123
Recovery or renegotiation of written-off loans	41,802

(e.4) Application of Art. 31 No. 4 first & third subsections	MCh$

Charge-offs in accordance with first subsection	—
Condoning in accordance with third subsection	1,117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets:

(a)        Item detail:

As of December 31, 2013 and 2012, other assets are detailed as follows:

	2013	2012
	MCh$	MCh$

Assets held for leasing (*)	74,723	74,986

Assets received or awarded as payment
Assets awarded in judicial sale	2,640	2,475
Assets received in lieu of payment	372	81
Provision for assets received in lieu of payment (**)	(46)	(40)
Subtotal	2,966	2,516

Other Assets
Documents intermediated (***)	74,366	89,800
Deposits by derivatives margin	60,309	25,984
Servipag available funds	19,200	15,534
Investment properties (Note N° 2 letter s)	16,317	16,698
VAT receivable	9,958	9,292
Other accounts and notes receivable	8,682	20,001
Commissions receivable	7,784	6,392
Prepaid expenses	6,589	3,476
Recoverable income taxes	6,048	7,695
Recovered leased assets for sale	5,463	777
Pending transactions	1,803	8,676
Rental guarantees	1,456	1,386
Accounts receivable for sale of assets received in lieu of payment	1,286	423
Materials and supplies	528	610
Other	20,551	12,632
Subtotal	240,340	219,376
Total	318,029	296,878

(*)                      These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0124% (0.0032% in 2012) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No. 3, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater

(***)        This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                     Other Assets, continued:

(b)                   Movements in the provision for assets received in lieu of payment during the 2013 and 2012 periods are detailed as follows:

Amortization	MCh$

Balance as of January 1, 2012	1,118
Provisions used	(1,178)
Provisions established	100
Provisions released	—
Balance as of December 31, 2012	40
Provisions used	(45)
Provisions established	52
Provisions released	(1)
Balance as of December 31, 2013	46

19.       Current accounts and Other Demand Deposits:

As of December 31, 2013 and 2012, current accounts and other demand deposits are detailed as follows:

	2013	2012
	MCh$	MCh$

Current accounts	5,018,155	4,495,134
Other demand deposits	593,444	599,320
Other demand deposits and accounts	372,733	376,517
Total	5,984,332	5,470,971

20.       Savings accounts and Time Deposits:

As of December 31, 2013 and 2012, savings accounts and time deposits are detailed as follows:

	2013	2012
	MCh$	MCh$

Time deposits	10,151,612	9,370,063
Term savings accounts	178,012	179,465
Other term balances payable	73,101	63,422
Total	10,402,725	9,612,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.       Borrowings from Financial Institutions:

(a)         As of December 31, 2013 and 2012, borrowings from financial institutions are detailed as follows:

	2013	2012
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	137,914	107,249
HSBC Bank	134,814	—
Standard Chartered Bank	103,162	117,218
Deutsche Bank AG	94,327	12,003
Bank of America	78,642	189,501
Commerzbank A.G.	61,958	182,926
Bank of Montreal	52,684	—
The Bank of New York Mellon	37,373	57,161
ING Bank	26,309	—
Wells Fargo Bank	26,298	131,763
Toronto Dominion Bank	23,676	38,402
Mercantil Commercebank N.A.	15,888	19,184
Zuercher Kantonalbank	5,282	14,401
JP Morgan Chase Bank	—	24,003
Sumitomo Banking	—	16,828
Bank of China	—	828
Banco de Sabadell	—	337
Otros	4,040	22

Borrowings and other obligations
Wells Fargo Bank	105,340	96,370
Citibank N.A.	54,768	27,571
China Development Bank	26,308	35,996
Standard Chartered Bank	—	36,084
Otros	672	816
Subtotal	989,455	1,108,663

Chilean Central Bank	10	18

Total	989,465	1,108,681

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions, continued:

(b)         Borrowings from foreign banks

These obligations’ maturities are as follows:

	2013	2012
	MCh$	MCh$

Up to 1 month	99,543	181,954
Over 1 month and up to 3 months	359,752	153,702
Over 3 months and up to 12 months	262,574	631,051
Over 1 year and up to 3 years	267,586	141,956
Over 3 years and up to 5 years	—	—
Over 5 years	—	—
Total	989,455	1,108,663

(c)          Chilean Central Bank

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	2013	2012
	MCh$	MCh$

Borrowings and other obligations	—	—
Credit lines for the renegotiation of loans	10	18
Total	10	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

As of December 31, 2013 and 2012, debt issued is detailed as follows:

	2013	2012
	MCh$	MCh$

Mortgage bonds	86,491	115,196
Bonds	3,533,462	2,412,233
Subordinated bonds	747,007	746,504
Total	4,366,960	3,273,933

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of December 31, 2013, Banco de Chile issued bonds by an amount of MCh$1,607,265, of which corresponds to Unsubordinated bonds and Subordinated bonds by an amount of MCh$1,603,669 and MCh$3,596 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date
BCHIUR1011	22,114	12	3.40	UF	01/08/2013	01/08/2025
BCHIUR1011	8,521	12	3.40	UF	01/09/2013	01/09/2025
BCHIUJ0811	1,572	8	3.20	UF	01/29/2013	01/29/2021
BCHIUZ1011	89,313	7	3.20	UF	01/31/2013	01/31/2020
BCHIAC1011	45,456	15	3.50	UF	02/28/2013	02/28/2028
BCHIAC1011	34,185	15	3.50	UF	03/26/2013	03/26/2028
BCHIUN1011	72,022	7	3.20	UF	04/08/2013	04/08/2020
BCHIUU0212	68,379	12	3.40	UF	08/29/2013	08/29/2025
BCHIAU0213	69,746	12	3.60	UF	09/11/2013	09/11/2025
BCHIAG0213	46,585	5	3.40	UF	09/13/2013	09/13/2018
BCHIAV0613	47,283	12	3.60	UF	10/16/2013	09/13/2025
BONO HKD	43,066	10	3.23	HKD	04/22/2013	04/24/2023
BONO HKD	45,133	15	4.25	HKD	10/08/2013	10/16/2028
BONO CHF	100,371	5	1.13	CHF	04/26/2013	05/23/2018
BONO CHF	25,019	5	1.13	CHF	05/07/2013	05/23/2018
BONO CHF	122,380	3	0.60	CHF	06/11/2013	07/18/2016
BONO CHF	66,164	4	1.13	CHF	06/28/2013	05/23/2017
BONO CHF	98,555	6	1.50	CHF	11/07/2013	12/03/2019
BONO JPY	57,716	3	0.74	JPY	11/25/2013	11/25/2016
BONO JPY	30,169	6	1.03	JPY	12/05/2013	03/18/2019
Subtotal 2013	1,093,749
Bono de corto plazo	509,920
Total 2013	1,603,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

UCHI-G1111	3,596	25	3,75	UF	01/25/2013	01/25/2038
Total	3,596

During the period ended as of December 31, 2012, Banco de Chile issued bonds by an amount of MCh$1,233,985, of which corresponds to Unsubordinated bonds and Subordinated bonds by an amount of MCh$1,207,808 and MCh$26,177 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issue date	Maturity date
BCHIUO0911	89,896	10	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12	3.40	UF	06/20/2012	06/20/2024
BCHIUR1011	4,450	12	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12	3.40	UF	09/25/2012	09/25/2024
BCHIUJ0811	1,334	8	3.20	UF	05/10/2012	05/10/2020
BCHIUJ0811	33,456	8	3.20	UF	10/10/2012	10/10/2020
BCHIUV1211	67,842	13	3.50	UF	10/10/2012	10/10/2025
BCHIUJ0811	1,566	8	3.20	UF	10/19/2012	10/19/2020
BCHIUJ0811	2,241	8	3.20	UF	10/22/2012	10/22/2020
BCHIAC1011	11,118	15	3.50	UF	10/22/2012	10/22/2027
BONO HKD	24,487	15	4.00	HKD	09/05/2012	09/05/2027
BONO HKD	54,374	15	4.00	HKD	11/07/2012	09/09/2027
BONO PEN	14,083	5	4.04	PEN	10/30/2012	10/30/2017
Subtotal as of December 31, 2012	691,380
Short-term as of Bonds	516,428
Total as of December 31, 2012	1,207,808

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issue date	Maturity date
UCHI-G1111	13,191	25	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25	3.75	UF	08/31/2012	08/31/2037
UCHI-G1111	10,105	25	3.75	UF	12/28/2012	12/28/2037
Total	26,177

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2013 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

As of December 31, 2013 and 2012, other financial obligations are detailed as follows:

	2013	2012
	MCh$	MCh$

Other Chilean obligations	160,612	106,537
Public sector obligations	50,314	55,586
Other foreign obligations	—	—
Total	210,926	162,123

24.                    Provisions:

(a)                      As of December 31, 2013 and 2012, provisions and accrued expenses are detailed as follows:

	2013	2012
	MCh$	MCh$

Provision for minimum dividends	324,582	300,759
Provisions for Personnel benefits and payroll expenses	67,943	64,546
Provisions for contingent loan risks	49,277	36,585
Provisions for contingencies:
Additional loan provisions (*)	107,757	97,757
Country risk provisions	1,770	3,107
Other provisions for contingencies	569	2,083
Total	551,898	504,837

(*)             In 2013, the Bank established an amount of Ch$10,000 million (Ch$2,271 million in 2012) for additional provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the 2013 and 2012 periods:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	300,759	50,799	1,251	2,271	228	355,308
Provisions used	(259,501)	(46,813)	—	—	(223)	(306,537)
Provisions released	—	(74)	—	—	(1,798)	(1,872)
Balances as of December 31, 2012	300,759	64,546	36,585	97,757	5,190	504,837

Balances as of January 1, 2013	300,759	64,546	36,585	97,757	5,190	504,837
Provisions established	324,582	52,903	12,692	10,000	230	400,407
Provisions used	(300,759)	(44,240)	—	—	(369)	(345,368)
Provisions released	—	(5,266)	—	—	(2,712)	(7,978)
Balances as of December 31, 2013	324,582	67,943	49,277	107,757	2,339	551,898

(c)                       Provisions for personnel benefits and payroll:

	2013	2012
	MCh$	MCh$

Short-term personnel benefits	32,000	29,649
Vacation accrual	21,895	20,842
Pension plan- defined benefit plan	10,696	10,633
Other benefits	3,352	3,422
Total	67,943	64,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                        Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	2013	2012
	MCh$	MCh$

Opening defined benefit obligation	10,633	8,511
Increase in provisions	793	808
Benefit paid	(896)	(864)
Prepayments	—	(22)
Effect of change in actuarial factors	166	2,200
Total	10,696	10,633

(ii)  Net benefits expenses:

	2013	2012
	MCh$	MCh$

Current service cost	288	340
Interest cost of benefits obligations	505	468
Effect of change in actuarial factors	166	2,200
Net benefit expenses	959	3,008

(iii) Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2013	December 31, 2012
	%	%

Discount rate	5.19	5.50
Annual salary increase	5.19	5.08
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                         Movements in provisions for incentive plans:

	2013	2012
	MCh$	MCh$

Balances as of January 1,	29,649	28,827
Provisions established	32,456	28,406
Provisions used	(27,069)	(27,584)
Provisions release	(3,036)	—
Total	32,000	29,649

(f)                          Movements in provisions for vacations:

	2013	2012
	MCh$	MCh$

Balances as of January 1,	20,842	20,361
Provisions established	5,410	5,655
Provisions used	(4,181)	(4,363)
Provisions release	(176)	(811)
Total	21,895	20,842

(g)                         Employee share-based benefits provision:

As of December 31, 2013 and 2012, the Bank and its subsidiaries do not have a stock compensation plan.

(h)                        Contingent loan provisions:

As of December 31, 2013 and 2012, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$ 49,277 million (Ch$36,585 million in 2012).  See note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

As of December 31, 2013 and 2012, other liabilities are detailed as follows:

	2013	2012
	MCh$	MCh$

Accounts and notes payable (*)	100,081	111,358
Unearned income	4,592	5,357
Dividends payable	1,145	883

Other liabilities
Documents intermediated (**)	108,380	132,651
Cobranding	32,085	23,066
VAT debit	13,158	11,689
Leasing deferred gains	4,207	5,900
Pending transactions	1,144	5,080
Insurance payments	476	135
Others	2,837	4,947
Total	268,105	301,066

(*)             Include obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                        Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	2013	2012
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	491,465	323,924
Confirmed foreign letters of credit	68,631	85,272
Issued foreign letters of credit	166,849	138,714
Bank guarantees	1,402,399	1,437,312
Immediately available credit lines	5,436,938	5,481,235
Other commitments	—	122,997
Transactions on behalf of third parties
Collections	357,672	386,006
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	1,311	12,144
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	44,839	22,802
Other assets acquired on its own behalf	—	—
Fiduciary activities
Securities held in safe custody in the Bank	7,342,425	6,237,859
Securities held in safe custody in other entities	4,501,555	4,483,567
Total	19,814,084	18,731,832

Above information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                        Lawsuits and legal proceedings:

(b.1)            Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of December 31, 2013, the Bank has established provisions for this concept in the amount of MCh$339 (MCh$474 in 2012), recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2013
	2014	2015	2016	2017	2018	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	30	5	72	149	83	339

(b.2)              Contingencies for significant lawsuits:

As of December 31, 2013 and 2012, it does not exist any significant demands in courts that they affect or could affect the current consolidated financial statements.

(c)                        Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,515,500, maturing January 9, 2014 (UF 2,442,000 maturing January 4, 2013 in December 2012).

For Mutual Funds that have not begin its operations as of December 31, 2013, it has constituted bank guarantees, which corresponds to Mutual Fund Booster Brasil 2014 by UF10,000 and Mutual Fund Deposito Plus V — Guaranteed by UF10,000.

In addition there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$75,474 million as of December 31, 2013 (Ch$118,734 million in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c) Guarantees granted, continued:

		Guarantees		Guarantees
Fund	2013	Number	2012	Number
	MCh$		MCh$

Mutual Fund Deposito Plus IV — Guaranted	16,325	006392-7	—	—
Mutual Fund Deposito Plus — Guaranted	14,241	330681-1	14,958	004713-3
Mutual Fund Deposito Plus III — Guaranted	12,937	006033-5	—	—
Mutual Fund Depósito Plus II — Guaranted	9,308	006037-7	12,552	005272-2
Mutual Fund Small Cap USA — Guaranted	5,197	008212-5	—	—
Mutual Fund Chile Bursátil — Guaranted	5,050	006034-3	—	—
Mutual Fund Twin Win Europa 103 — Guaranted	3,537	006035-1	3,541	004712-5
Mutual Fund Global Stocks — Guranted	2,964	007385-9	—	—
Mutual Fund Second Best Chile EEUU — Guaranted	2,207	006032-7	2,207	004820-2
Mutual Fund Europa Accionario — Guaranted	2,059	006036-9	2,069	004716-7
Mutual Fund Second Best Europa China — Guaranted	1,649	007082-7	—	—
Mutual Fund Banca Americana Voltarget — Guaranted	—	—	11,878	336723-1
Mutual Fund Estrategia Commodities — Guaranted	—	—	6,302	336721-5
Mutual Fund Muralla China — Guaranted	—	—	17,795	336716-8
Mutual Fund Potencias Consolidadas — Guaranted	—	—	30,381	336718-4
Mutual Fund Ahorro Plus I — Guaranted	—	—	730	336720-7
Mutual Fund Ahorro Estable II — Guaranted	—	—	11,270	336722-3
Mutual Fund Ahorro Estable III — Guaranted	—	—	5,051	336717-6
Total	75,474		118,734

In compliance to stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 20008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF100,000, with maturity on January 9, 2014.

ii.         In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	2013	2012
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	16,946	69
Securities Exchange of the Electronic Stock Exchange of Chile	10,644	33,693

Fixed income securities to ensure system CCLV, Bolsa de Comercio de Santiago, Bolsa de Valores	2,995	3,068
Fixed income securities to ensure stock loan, Bolsa Eléctronica de Chile, Bolsa de Valores	68	47
Total	30,653	36,877

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                         Guarantees granted, continued:

According to the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chartis Chile — Compañía de Seguros Generales S.A. that expires January 2, 2013, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$ 10,000,000. This secure was renewed on January 2, 2013 with maturity of January 2, 2014 for the same amount with “AIG Chile Compañía de Seguros Generales S.A.”

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2014.

It was constituted a bank guarantee No. 373148-0 corresponds to UF272,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 9, 2014.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.

According to established in article No. 58, letter D of D.F.L. 251, as of December 31, 2013, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and specially when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	2013	2012
	MCh$	MCh$
Credit lines	31,664	22,661
Bank guarantees	13,915	11,407
Guarantees and surety bonds	3,135	2,064
Letters of credit	563	434
Other commitments	—	19
Total	49,277	36,585

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital

i.                                    Authorized, subscribed and paid shares:

As of December 31, 2013, the paid-in capital of Banco de Chile is represented by 93,175,043,991 registered shares (89,898,992,667 in 2012), with no par value, fully paid and distributed.

	As of December 31, 2013
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	30,353,093,809	32.58%
Sociedad Administradora de la Obligacion Subordinada SAOS S.A.	28,593,701,789	30.69%
Sociedad Matriz del Banco de Chile S.A.	12,138,543,602	13.03%
Banco de Chile on behalf others Chapter. XIV Resolution 5412 and 43	2,885,367,588	3.10%
Banco Itau Chile (on behalf foreign investors)	2,075,139,427	2.23%
Ever 1 BAE S. P. A.	2,051,718,312	2.20%
Ever Chile S. P. A.	2,051,718,254	2.20%
Banchile Corredores de Bolsa S.A.	1,896,640,358	2.04%
Inversiones Aspen Ltda.	1,420,073,692	1.52%
Banco Santander (on behalf foreign investors)	1,143,062,776	1.23%
J. P. Morgan Chase Bank	890,459,393	0.96%
Inversiones Avenida Borgoño Limitada	458,199,794	0.49%
BTG Pactual Chile S.A. Corredores de Bolsa	421,597,879	0.45%
Larraín Vial S.A. Corredora de Bolsa	416,208,843	0.45%
BCI Corredor de Bolsa S.A.	276,974,257	0.30%
Santander S.A. Corredores de Bolsa	238,526,596	0.26%
A F P Provida S.A. for Pension Fund	236,030,921	0.25%
Inversiones CDP Limitada	206,235,748	0.22%
A F P Cuprum S.A. for Pension Fund	177,464,400	0.19%
Inversiones LQ-SM Limitada	154,270,484	0.17%
Subtotal	88,085,027,922	94.56%
Others shareholders	5,090,016,069	5.44%
Total	93,175,043,991	100.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)  Capital, continued

i.                 Authorized, subscribed and paid-in capital, continued:

			As of December 31, 2012
Corporate Name or Shareholders’s name	Subscribed and and paid Chile	Subscribed and and paid Chile -T	Number of Shares	% of Equity Holding

LQ Inversiones Financieras S.A.	28,241,222,862	1,519,715,819	29,760,938,681	33.10
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	—	28,593,701,789	31.81
Sociedad Matriz del Banco de Chile S.A.	12,138,537,826	—	12,138,537,826	13.50
Ever 1 BAE S. P. A.	1,926,331,458	—	1,926,331,458	2.14
Ever Chile S. P. A.	1,926,331,453	—	1,926,331,453	2.14
Banco de Chile on behalf others Chapter. XIV Resolution 5412 and 43	1,917,824,777	—	1,917,824,777	2.13
Banchile Corredores de Bolsa S.A.	1,634,542,641	55,731,549	1,690,274,190	1.88
Banco Itau Chile (on behalf foreign investors)	1,335,644,830	11,527,535	1,347,172,365	1.50
Inversiones Aspen Ltda.	1,333,288,591	—	1,333,288,591	1.48
J. P. Morgan Chase Bank	746,580,394	—	746,580,394	0.83
Banco Santander (on behalf foreign investors)	708,503,705	—	708,503,705	0.79
Inversiones Avenida Borgoño Limitada	495,315,368	30,675,913	525,991,281	0.59
Celfin Capital S.A. Corredores de Bolsa	499,986,263	13,917,749	513,904,012	0.57
Larraín Vial S.A. Corredora de Bolsa	325,708,628	12,306,250	338,014,878	0.38
Santander S.A. Corredores de Bolsa	326,666,567	4,433,433	331,100,000	0.37
BCI Corredor de Bolsa S.A.	280,512,369	12,782,432	293,294,801	0.33
A F P Provida S.A. for Pension Fund	287,285,362	—	287,285,362	0.32
BICE Inversiones Corredores de Bolsa S.A.	144,438,155	7,563,024	152,001,179	0.17
Valores Security S.A. Corredores de Bolsa	141,080,250	3,916,384	144,996,634	0.16
Inversiones y Asesorias Fabiola S.A.	135,681,958	6,080,951	141,762,909	0.16
Subtotal	83,139,185,246	1,678,651,039	84,817,836,285	94.35
Others shareholders	4,898,628,265	182,528,117	5,081,156,382	5.65
Total	88,037,813,511	1,861,179,156	89,898,992,667	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(a)  Capital, continued

(ii)          Shares:

(ii.1)

On May 13, 2013, Banco de Chile informed of the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2012, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 21, 2013, which are as follows:

In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of Ch$86,201,422,505 through the issuance of 1,197,741,038 fully paid-in shares, of no par value, payable under the distributable net income for the year 2012 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 2/2013, on May 10, 2013.

The Board of Directors of Banco de Chile, at the meeting No. 2,775, dated May 9, 2013, set May 30, 2013, as the date for issuance and distribution of the fully paid in shares

(ii.2)

During the period 2013, it was finished subscription and payment of 2,078,310,286 shares by an amount of Ch$134,071 million, corresponding to the capital increase agreed in Extraordinary Shareholders Meeting held on October 17, 2012.

(ii.3)	The following table shows the share movements from December 31, 2011 to December 31, 2013:

	Ordinary shares	Ordinary T Series shares (*)	Total shares
Total Shares as of December 31, 2011	86,942,514,973	—	86,942,514,973
Capitalization of retained earnings (**)	1,095,298,538	—	1,095,298,538
Fully paid and subscribed shares	—	1,861,179,156	1,861,179,156
Total shares subscribed and fully paid as of December 31, 2012	88,037,813,511	1,861,179,156	89,898,992,667
Shares subscribed and paid	—	2,078,310,286	2,078,310,286
Conversion of “Banco de Chile- T” shares into “Banco de Chile” shares(***)	3,939,489,442	(3,939,489,442)	—
Capitalization of retained earnings(****)	1,197,741,038	—	1,197,741,038
Total Shares as of December 31, 2013	93,175,043,991	—	93,175,043,991

(*)                                               Capital increase as of October 17, 2012.

(**)                                        Capitalization of March 22, 2012

(***)                                 See note No. 5 (i) (d)

(****)                          Capitalization of May 13, 2013.  See note No. 5 (i) (a)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(b)                                        Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS S.A., has been fully paid.  The amount distributable income for the period 2013 was by Ch$463,688 million (Ch$429,656 million in 2012).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009, determined to resolve in favor regarding the proposal.

As stated, the retention of earnings for the year 2012 made in March 2013 amounted to Ch$36,193 million (Ch$58,092 millions of income for the year 2011 retained in March 2012).

(c)                                         Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 21, 2013, the Bank’s shareholders agreed to distribute and pay dividend No. 201 amounting to Ch$3.41625263165 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2012.  The amount of dividend paid of the period 2013 was Ch$343,455 million.

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011.  The amount of dividend paid of the period 2012 was Ch$296,802 million.

(d)                                        Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income as described in Note 2 (v).  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$324,582 (MCh$300,759 in 2012) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(e)                       Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

(ii)	Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The basic and diluted earnings per share as of December 31, 2013 and 2012 are shown in the following table, also shows the income and share data used in the calculation of EPS:

	2013	2012
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	513,602	467,610
Weighted average number of “Banco de Chile — T” (*)	—	48,987,689
Weighted average number of ordinary shares	92,991,448,281	88,100,830,689
Dividend per shares (in Chilean pesos) (**)	5.52	5.30

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	513,602	467,610
Weighted average number of “Banco de Chile — T” (*)	—	48,987,689
Weighted average number of ordinary shares	92,991,448,281	88,100,830,689
Assumed conversion of convertible debt	—	—
Adjusted number of shares	92,991,448,281	88,149,818,378
Diluted earnings per share (in Chilean pesos) (**)	5.52	5.30

(*)                     “Banco de Chile — T” shares had same rights of other shares of Banco de Chile, with the exception that they did not allow its shareholders to receive dividends and/or fully paid-in shares respect income of 2012.

(**)              Capitalization of retained earnings is considered in the calculation of earnings per share.

As of December 31, 2013 and 2012, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                     Equity, continued:

(f)                        Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2013 it was made a credit to equity for an amount of Ch$71 million (charge to equity for Ch$58 millions in 2012).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2013 it was made a net credit to equity for an amount of Ch$11,377 million (net credit to equity for Ch$19,639 millions in 2012).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2013 it was made a charge to equity for an amount of Ch$14,455 million (credit to equity for Ch$1,429 millions for the period 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                       On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	2013				2012
	Interest	Adjustment	Prepayment fees	Total	Interest	Adjustment	Prepayment fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	735,513	93,758	2,631	831,902	691,745	95,691	1,967	789,403
Consumer loans	558,365	1,283	8,339	567,987	514,599	1,063	7,245	522,907
Residential mortgage loans	193,135	92,036	3,719	288,890	168,937	93,775	3,913	266,625
Financial investment	66,135	18,698	—	84,833	60,791	15,546	—	76,337
Repurchase agreements	1,645	1	—	1,646	2,786	—	—	2,786
Loans and advances to banks	15,728	—	—	15,728	12,993	—	—	12,993
Other interest revenue	265	1,386	—	1,651	143	1,569	—	1,712
Total	1,570,786	207,162	14,689	1,792,637	1,451,994	207,644	13,125	1,672,763

The amount of interest revenue recognized on a received basis for impaired portfolio in 2013 by Ch$8,734 million (Ch$9,038 million in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(b)                       At the period end, the detail of income from suspended interest is as follows:

	2013			2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,899	751	9,650	6,185	1,961	8,146
Residential mortgage loans	1,342	744	2,086	1,380	772	2,152
Consumer loans	275	—	275	269	—	269
Total	10,516	1,495	12,011	7,834	2,733	10,567

(c)                        As of each year end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	2013			2012
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	439,553	43,047	482,600	441,256	55,729	496,985
Debt issued	134,585	64,745	199,330	109,742	60,480	170,222
Other financial obligations	1,977	837	2,814	2,117	961	3,078
Repurchase agreements	13,149	—	13,149	14,976	10	14,986
Borrowings from financial institutions	13,791	—	13,791	22,308	—	22,308
Demand deposits	168	2,985	3,153	76	3,870	3,946
Other interest expenses	—	99	99	15	92	107
Total	603,223	111,713	714,936	590,490	121,142	711,632

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(d)                       As of December 31, 2013 and 2012, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	2013			2012
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	20,804	14,015	34,819	3,632	3,003	6,635
Loss from accounting hedges	(42,249)	(3,450)	(45,699)	(12,637)	—	(12,637)
Net gain on hedged items	(7,652)	—	(7,652)	(2,291)	—	(2,291)
Total	(29,097)	10,565	(18,532)	(11,296)	3,003	(8,293)

(d)                       At the end of the period the summary of interest and expenses is as follows:

	2013	2012
	MCh$	MCh$

Interest revenue	1,792,637	1,672,763
Interest expenses	(714,936)	(711,632)
Subtotal	1,077,701	961,131

Income accounting hedges (net)	(18,532)	(8,293)

Total interest revenue and expenses, net	1,059,169	952,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statements of Comprehensive Income refer to the following items:

	2013	2012
	MCh$	MCh$
Income from fees and commission
Card services(*)	108,851	104,007
Collections and payments	64,135	60,341
Investments in mutual funds and other	54,833	56,043
Portfolio management(**)	35,920	31,446
Lines of credit and overdrafts	22,206	22,892
Fees for insurance transactions	18,840	17,404
Guarantees and letters of credit	17,611	14,454
Trading and securities management	17,526	16,892
Use of distribution channel	14,705	15,942
Use Banchile’s brand	12,551	12,356
Financial advisory services	4,054	3,955
Other fees earned(**)	15,501	17,035
Total income from fees and commissions	386,733	372,767

Expenses from fees and commissions
Credit card transactions(***)	(75,083)	(62,020)
Sales force fees	(11,815)	(10,098)
Fees for collections and payments	(6,658)	(6,534)
Fees for securities transactions	(3,103)	(2,994)
Sale of mutual fund units	(2,318)	(2,488)
Other fees	(662)	(1,361)
Total expenses from fees and commissions	(99,639)	(85,495)

(*)                      During 2013 it was reclassified fees related to income from card services from “Other fees earned” to “Card services”.  Reclassified amount in the period 2012 was Ch$1,600 millions.

(**)               During 2013 it was reclassified fees related to income from portfolio management from “Other fees earned” to “Portfolio management”.  Reclassified amount in the period 2012 was Ch$4,129 millions.

(***)        See Note 2 (ae) about Reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2013	2012
	MCh$	MCh$

Financial assets held-for-trading	25,434	18,798
Sale of available-for-sale instruments	14,881	8,088
Sale of loan portfolios	314	146
Net loss on other transactions	(1,089)	2,567
Derivative instruments	(28,456)	(4,852)
Total	11,084	24,747

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	2013	2012
	MCh$	MCh$

(Loss) gain from accounting hedges	65,802	(196)
(Loss) gain on translation difference, net	7,451	(9,404)
Indexed foreign currency	(1,796)	44,736
Total	71,457	35,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                    Provisions for Loan Losses:

The movement of the results during 2013 and 2012, by concept of provisions, is summarized as follows:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(333)	—	(39,165)	(13,668)	—	—	—	—	(39,165)	(13,668)	(3,955)	(1,029)	(43,453)	(14,697)
Group provisions	—	—	(49,808)	(46,807)	(5,665)	(4,428)	(167,496)	(160,775)	(222,969)	(212,010)	(8,737)	(222)	(231,706)	(212,232)

Provisions established, net	(333)	—	(88,973)	(60,475)	(5,665)	(4,428)	(167,496)	(160,775)	(262,134)	(225,678)	(12,692)	(1,251)	(275,159)	(226,929)

Provisions released:
Individual provisions	—	47	—	—	—	—	—	—	—	—	—	—	—	47
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Provisions released, net	—	47	—	—	—	—	—	—	—	—	—	—	—	47

Provision, net	(333)	47	(88,973)	(60,475)	(5,665)	(4,428)	(167,496)	(160,775)	(262,134)	(225,678)	(12,692)	(1,251)	(275,159)	(226,882)

Additional provision	—	—	(10,000)	(2,271)	—	—	—	—	(10,000)	(2,271)	—	—	(10,000)	(2,271)

Recovery of written-off assets	—	—	13,921	14,893	1,927	1,971	27,698	24,099	43,546	40,963	—	—	43,546	40,963

Provisions, net allowances for credit risk	(333)	47	(85,052)	(47,853)	(3,738)	(2,457)	(139,798)	(136,676)	(228,588)	(186,986)	(12,692)	(1,251)	(241,613)	(188,190)

According to the Administration, the provisions constituted by credit risk, covers probable losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.      Personnel Expenses:

Personnel expenses in 2013 and 2012 are detailed as follows:

	2013	2012
	MCh$	MCh$

Remuneration	192,182	185,479
Bonuses	76,285	71,674
Lunch and health benefits	22,631	21,954
Staff severance indemnities	10,523	10,408
Training expenses	2,877	1,671
Other personnel expenses	18,738	18,679
Total	323,236	309,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.      Administrative Expenses:

As of December 31, 2013 and 2012, administrative expenses are detailed as follows:

	2013	2012
	MCh$	MCh$

General administrative expenses
Information Technology and communications	50,465	48,670
Maintenance and repair of property and equipment	28,067	29,332
Office rental	20,176	19,589
Securities and valuables transport services	9,741	9,217
Office supplies	8,375	6,346
Rent ATM area	7,496	7,283
External advisory services	6,843	7,601
Lighting, heating and other utilities	4,394	4,733
Representation and transferring of personnel	4,359	3,611
Legal and notary	3,781	3,291
Insurance premiums	3,121	2,897
P.O box, mail and postage	2,892	2,739
Donations	1,929	2,029
Home delivery products	1,430	1,648
Equipment rental	1,204	1,164
Collection service	1,012	880
Fees for professional services	592	776
SBIF fines	—	40
Other general administrative expenses	8,351	8,871
Subtotal	164,228	160,717

Outsources services
Credit pre-evaluation services	23,471	21,316
Data processing	7,159	7,646
Expenditure on external technological developments	6,430	6,196
Certification and testing technology	4,314	4,342
Other	2,743	2,515
Subtotal	44,117	42,015

Board expenses
Board remunerations	2,110	2,042
Other board expenses	479	614
Subtotal	2,589	2,656

Marketing expenses
Advertising	29,053	30,572
Subtotal	29,053	30,572

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	6,949	6,434
Real estate contributions	3,101	2,672
Patents	1,675	1,379
Other taxes	789	1,014
Subtotal	12,514	11,499
Total	252,501	247,459

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.      Depreciation, Amortization and Impairment:

(a)                       Amounts charged to income for depreciation and amortization during the 2013 and 2012 periods are detailed as follows:

	2013	2012
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No.16a)	19,280	20,614
Amortization of intangibles assets (Note No.15b)	9,629	10,343
Total	28,909	30,957

(b)                       As of December 31, 2013 and 2012, the impairment loss is detailed as follows:

	2013	2012
	MCh$	MCh$

Impairment loss
Impairment loss on investment instruments	—	551
Impairment loss on property and equipment (Note No.16a)	757	348
Impairment loss on intangibles assets(*)	1,490	—
Total	2,247	899

(*) As of December 31, 2013, it is recognised impairment by an amount of Ch$1,462 million that at the end of this period it has been not applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.      Other Operating Income:

During 2013 and 2012, the Bank and its subsidiaries present the following under other operating income:

	2013	2012
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	6,126	5,674
Other income	113	8
Subtotal	6,239	5,682

Release of provisions for contingencies
Country risk provisions	1,336	1,174
Special provisions for foreign loans	—	—
Other provisions for contingencies	1,376	624
Subtotal	2,712	1,798

Other income
Rental income	7,440	6,007
Recovery from external branches	2,264	2,379
Expense recovery	2,044	2,782
Sale of recoveries charge-off leased assets	1,626	113
Monthly prepaid taxes revaluation	934	315
Indemnities received	901	—
Income from differences sale leased assets	614	135
Gain on sale of property and equipment	224	325
Fiduciary and trustee commissions	201	466
Refund of insurance	40	18
Foreign trade income	27	51
Income tax management	17	275
Others	1,938	1,715
Subtotal	18,270	14,581

Total	27,221	22,061

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.      Other Operating Expenses:

During 2013 and 2012, the Bank and its subsidiaries incurred the following other operating expenses:

	2013	2012
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,891	2,600
Expenses to maintain assets received in lieu of payment	502	622
Provisions for assets received in lieu of payment	51	100
Subtotal	2,444	3,322

Provisions for contingencies
Country risk provisions	—	—
Special provisions for foreign loans	—	—
Other provisions for contingencies	582	1,109
Subtotal	582	1,109

Other expenses
Provisions and Write-offs other assets	4,745	6,333
Write-offs for operating risks	4,145	9,526
Card administration	1,106	1,113
Provision for recovery of leased assets	852	227
Mortgage life insurance	432	309
Contributions to government organizations	218	225
Civil judgments	209	224
Losses on sale of property and equipment	5	7
Others	1,313	59
Subtotal	13,025	18,023

Total	16,051	22,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.      Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Corporations Art. 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Production		Investment
	Companies (*)		Companies (**)		Individuals (***)		Total
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	287,500	250,983	70,004	63,576	1,199	704	358,703	315,263
Residential mortgage loans	—	—	—	—	16,911	14,974	16,911	14,974
Consumer loans	—	—	—	—	3,790	3,920	3,790	3,920
Gross loans	287,500	250,983	70,004	63,576	21,900	19,598	379,404	334,157
Provision for loan losses	(929)	(761)	(152)	(136)	(52)	(68)	(1,133)	(965)
Net loans	286,571	250,222	69,852	63,440	21,848	19,530	378,271	333,192

Off balance sheet accounts
Guarantees	1,109	1,864	—	—	—	—	1,109	1,864
Letters of credits	3,390	280	—	—	—	—	3,390	280
Banks guarantees	23,172	24,361	1,599	2,374	—	—	24,771	26,735
Immediately available credit lines	58,023	46,179	9,519	4,532	10,165	9,320	77,707	60,031
Total off balance sheet account	85,694	72,684	11,118	6,906	10,165	9,320	106,977	88,910
Provision for contingencies loans	(34)	(44)	(1)	(1)	—	—	(35)	(45)
Off balance sheet account, net	85,660	72,640	11,117	6,905	10,165	9,320	106,942	88,865

Amount covered by Collateral
Mortgage	27,122	31,034	55	55	14,476	15,325	41,653	46,414
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Other (****)	2,849	2,842	17,300	17,300	10	10	20,159	20,152
Total collateral	29,984	33,889	17,355	17,355	14,493	15,342	61,832	66,586

Acquired Instruments
For trading purposes	1,078	—	—	—	—	—	1,078	—
For investment purposes	—	—	—	—	—	—	—	—
Total acquired instruments	1,078	—	—	—	—	—	1,078	—

(*)	Production companies are legal entities which comply with the following conditions:
	i)	They engage in productive activities and generate a separable flow of income,
	ii)	Less than 50% of their assets are trading securities or investments.

(**)	Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)

Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)	These guarantees correspond mainly to shares and other financial guarantees

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(a)         Other assets and liabilities with related parties:

	2013	2012
	MCh$	MCh$
Assets
Cash and due from banks	12,692	11,174
Derivative instruments	76,532	107,487
Other assets	2,847	2,931
Total	92,071	121,592

Liabilities
Demand deposits	123,223	87,480
Savings accounts and time deposits	233,172	378,965
Derivative instruments	85,694	83,582
Borrowings from financial institutions	192,682	134,820
Other liabilities	23,836	9,044
Total	658,607	693,891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(c)                        Income and expenses from related party transactions (*):

	2013		2012
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	21,280	15,917	18,759	21,501
Fees and commission income	61,560	35,897	56,717	33,337
Financial operating	130,344	177,692	188,990	152,819
Provision for credit risk	81	—	—	677
Operating expenses	—	66,313	—	64,213
Other income and expenses	553	27	744	40
Total	213,818	295,846	265,210	272,587

(*)    This detail does not constitute an Income Statement for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                        Related party contracts:

There are no any contracts entered during 2013 and 2012 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)                         Payments to key management personnel:

	2013	2012
	MCh$	MCh$

Remunerations	3,372	3,820
Short-term benefits	3,093	3,871
Contract termination indemnity	418	668
Stock-based benefits	—	—
Others	—	—
Total	6,883	8,359

Composition of key personnel:

	N° of executives
Position	2013	2012
CEO	1	1
CEOs of subsidiaries	6	8
Division Managers	12	12
Total	19	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(f)                        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	2013		2012		2013	2012	2013	2012	2013	2012	2013	2012
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	363	(*)	358	(*)	48	45	321	294	—	—	732	697
Andrónico Luksic Craig	149		147		13	8	—	—	—	—	162	155
Jorge Awad Mehech	50		49		24	23	113	110	—	—	187	182
Gonzalo Menéndez Duque	50		49		20	21	110	112	—	—	180	182
Jaime Estévez Valencia	50		49		23	23	97	92	—	—	170	164
Francisco Pérez Mackenna	50		49		21	17	60	50	—	—	131	116
Rodrigo Manubens Moltedo	50		49		23	23	52	49	—	—	125	121
Jorge Ergas Heyman	50		49		19	17	46	47	—	—	115	113
Thomas Fürst Freiwirth	50		49		20	18	39	37	—	—	109	104
Jean-Paul Luksic Fontbona	34		—		10	—	2	—	—	—	46	—
Guillermo Luksic Craig	12		49		—	4	—	—	—	—	12	53
Jacob Ergas Ergas	—		—		—	—	8	9	—	—	8	9
Other directors’ subsidiaries	—		—		—	—	149	165	—	—	149	165
Total	908		897		221	199	997	965	—	—	2,126	2,061

(1)             Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$15 (MCh$19 in 2012).

(*)              Includes a provision of MCh$214(MCh$210 in 2012) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$273 (MCh$266 in 2012).

Travel and other related expenses amount to MCh$190 (MCh$329 in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                         Industry standards of fair value measurements

In the fair value calculation process, is used standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes model, in the options case. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                      Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

The prices used for determine the fair value of each instrument corresponds to the midpoint for a specific market factor, currency and term.

(iii)                   Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                               Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                       Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For the Chilean central bank and treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of the market, assuring daily observable quotes.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                        Fair value hierarchy, continued

Level 2:                    No market quotes are available for the specific financial instrument, or the observable prices are sporadic and therefore the market does not have enough depth. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean central bank and treasury securities.

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                    The input parameters used in the valuation of financial instruments classified in this level, are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)        Fair value hierarchy, continued

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2013	2012	2013	2012	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	31,326	65,548	33,611	6,831	—	—	64,937	72,379
Other instruments issued in Chile	1,034	188	255,597	87,115	5,353	—	261,984	87,303
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	66,213	33,042	—	—	—	—	66,213	33,042
Subtotal	98,573	98,778	289,208	93,946	5,353	—	393,134	192,724
Derivative contracts for trading purposes
Forwards	—	—	41,673	70,166	—	—	41,673	70,166
Swaps	—	—	291,429	258,496	—	—	291,429	258,496
Call Options	—	—	2,301	472	—	—	2,301	472
Put Options	—	—	600	341	—	—	600	341
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	336,003	329,475	—	—	336,003	329,475
Hedge accounting derivative contracts
Swaps	—	—	38,685	22	—	—	38,685	22
Subtotal	—	—	38,685	22	—	—	38,685	22
Financial assets available-for-sale from the Chilean Government and Central Bank	163,875	136,554	422,533	115,230	—	—	586,408	251,784
Other instruments issued in Chile	—	—	714,747	646,079	296,327	278,073	1,011,074	924,152
Instruments issued abroad	42,236	30,538	—	—	33,986	57,966	76,222	88,504
Subtotal	206,111	167,092	1,137,280	761,309	330,313	336,039	1,673,704	1,264,440
Total	304,684	265,870	1,801,176	1,184,752	335,666	336,039	2,441,526	1,786,661

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	65,396	81,790	—	—	65,396	81,790
Swaps	—	—	343,467	264,052	—	—	343,467	264,052
Call Options	—	—	3,559	395	—	—	3,559	395
Put Options	—	—	705	387	—	—	705	387
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—
Subtotal	—	—	413,127	346,624	—	—	413,127	346,624
Hedge derivative contracts
Swaps	—	—	32,005	33,698	—	—	32,005	33,698
Subtotal	—	—	32,005	33,698	—	—	32,005	33,698
Total	—	—	445,132	380,322	—	—	445,132	380,322

(1)                     As of December 31, 2013, 92% of instruments of level 3 have denomination “Investment Grade”, meaning are assets with a classification BBB- or higher.  Also, 90% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of December 31, 2013
	Balance as of January 1, 2013	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From Government and Chilean			—		—
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	—	(1,526)	—	6,879	—	5,353
Instruments issued abroad	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Subtotal	—	(1,526)	—	6,879	—	5,353
Available for Sale Instruments
From Government and Chilean					—
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	278,073	(5,441)	4,903	18,792	—	296,327
Instruments issued abroad	57,966	(4,320)	412	(20,072)	—	33,986
Subtotal	336,039	(9,761)	5,315	(1,280)	—	330,313

Total	336,039	(11,287)	5,315	5,599	—	335,666

	As of December 31, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Transfer to Level 1 and 2	Balance as of December 31, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	585	183	—	(768)	—	—
Instruments issued abroad	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Subtotal	585	183	—	(768)	—	—
Available for Sale Instruments
Central bank instruments	—	—	—	—	—	—
Other instruments issued in Chile	321,378	1,511	(1,410)	(43,406)	—	278,073
Instruments issued abroad	128,403	(5,713)	19,666	(59,432)	(24,958)	57,966
Subtotal	449,781	(4,202)	18,256	(102,838)	(24,958)	336,039

Total	450,366	(4,019)	18,256	(103,606)	(24,958)	336,039

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)                       Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of December 31, 2013		As of December 31, 2012
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	5,353	(320)	—	—
Total	5,353	(320)	—	—
Financial assets available-for-Sale
Other instruments issued in Chile	296,327	(3,971)	278,073	(802)
Instruments issued abroad	33,986	(227)	57,966	(762)
Total	330,313	(4,198)	336,039	(1,564)

With the purpose to determine the sensitivity of the financial investments to changes in significant factors market, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observables in screens.  In the case of financial assets presented above table, which corresponds to bank bonds and corporate bonds, considering that these instruments do not have current prices or observables, was used as inputs prices, prices based on broker quotes or runs.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.  The methodology described above begins in the period 2013.  Before that date, the methodology consisted in compare the valuation of these instruments using market rates given by Trading Desk of the Bank, with the same calculate, but using rates of independent sources.  If this methodology had used in balances as of December 31, 2012, the effect would have been less income of MCh$5,276 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                     Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	684,925	873,308	684,925
Transactions in the course of collection	374,471	396,611	374,471	396,611
Receivables from repurchase agreements and security borrowing	82,422	35,100	82,422	35,100
Subtotal	1,330,201	1,116,636	1,330,201	1,116,636
Loans and advances to banks
Domestic banks	99,976	14,304	99,976	14,304
Central bank	600,581	1,100,696	600,581	1,100,696
Foreign banks	361,499	228,322	361,499	228,322
Subtotal	1,062,056	1,343,322	1,062,056	1,343,322
Loans to customers, net
Commercial loans	12,788,810	11,484,276	12,695,722	11,473,251
Residential mortgage loans	4,713,805	4,182,587	4,760,593	4,201,091
Consumer loans	2,886,418	2,667,467	2,914,188	2,683,593
Subtotal	20,389,033	18,334,330	20,370,503	18,357,935
Total	22,781,290	20,794,288	22,762,760	20,817,893

Liabilities
Current accounts and other demand deposits	5,984,332	5,470,971	5,984,332	5,470,971
Transactions in the course of payment	126,343	159,218	126,343	159,218
Payables from repurchase agreements and security lending	256,766	226,396	256,766	226,396
Savings accounts and time deposits	10,402,725	9,612,950	10,422,095	9,589,643
Borrowings from financial institutions	989,465	1,108,681	984,999	1,103,252
Other financial obligations	210,926	162,123	210,926	162,123
Subtotal	17,970,557	16,740,339	17,985,461	16,711,603
Debt Issued
Letters of credit for residential purposes	67,514	85,967	70,351	87,088
Letters of credit for general purposes	18,977	29,229	19,775	29,610
Bonds	3,533,462	2,412,233	3,446,571	2,282,014
Subordinate bonds	747,007	746,504	739,184	726,369
Subtotal	4,366,960	3,273,933	4,275,881	3,125,081
Total	22,337,517	20,014,272	22,261,342	19,836,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                       Other assets and liabilities, continued:

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                         Offsetting of financial assets and liabilities

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value	Negative Fair Value of contracts with right to offset	Positive Fair Value of contracts with right to offset	Financial Collateral	Net Fair Value
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets as of December 31, 2013	374,688	(42,315)	(116,095)	(31,651)	184,627

Derivative financial assets as of December 31, 2012	329,497	(104,142)	(43,099)	(42,635)	139,621

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                               Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of December 31, 2013 and 2012, respectively.  Trading and available for sale instruments are included at their fair value:

	2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	873,308	—	—	—	—	—	873,308
Transactions in the course of collection	374,471	—	—	—	—	—	374,471
Financial Assets held-for-trading	393,134	—	—	—	—	—	393,134
Receivables from repurchase agreements and security borrowing	58,429	12,250	11,743	—	—	—	82,422
Derivative instruments	15,374	21,074	53,595	94,914	86,438	103,293	374,688
Loans and advances to banks (*)	791,112	116,968	155,268	—	—	—	1,063,348
Loans to customers (*)	2,962,896	1,988,697	4,014,131	4,543,507	2,252,631	5,107,649	20,869,511
Financial assets available-for-sale	116,319	63,919	184,940	442,170	466,247	400,109	1,673,704
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,585,043	2,202,908	4,419,677	5,080,591	2,805,316	5,611,051	25,704,586

	2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	684,925	—	—	—	—	—	684,925
Transactions in the course of collection	396,611	—	—	—	—	—	396,611
Financial Assets held-for-trading	192,724	—	—	—	—	—	192,724
Receivables from repurchase agreements and security borrowing	8,338	855	25,907	—	—	—	35,100
Derivative instruments	19,155	26,190	85,576	93,733	40,801	64,042	329,497
Loans and advances to banks (*)	1,152,642	14,409	177,230	—	—	—	1,344,281
Loans to customers (*)	2,676,443	1,863,499	3,512,461	4,110,399	1,945,584	4,653,379	18,761,765
Financial assets available-for-sale	272,371	171,017	343,665	152,075	132,382	192,930	1,264,440
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,403,209	2,075,970	4,144,839	4,356,207	2,118,767	4,910,351	23,009,343

(*)                 The respective provisions, which amount to MCh$480,748 (MCh$427,435 in 2012) for loans to customers and MCh$1,292 (MCh$959 in 2012) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                               Maturity of Assets and Liabilities, continued:

	2013
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Payables from repurchase agreements and security lending	249,549	7,217	—	—	—	—	256,766
Savings accounts and time deposits (**)	4,875,437	2,193,563	2,948,201	207,347	135	31	10,224,714
Derivative instruments	26,750	37,008	95,582	96,757	67,742	121,293	445,132
Borrowings from financial institutions	99,553	359,752	262,574	267,586	—	—	989,465
Debt issued:	—	—	—	—	—	—	—
Mortgage bonds	4,554	4,966	13,534	27,826	16,095	19,516	86,491
Bonds	287,732	117,008	47,271	471,230	797,585	1,812,636	3,533,462
Subordinate bonds	1,560	2,476	34,865	162,382	47,890	497,834	747,007
Other financial obligations	161,053	901	4,948	8,736	13,503	21,785	210,926
Total liabilities	11,816,863	2,722,891	3,406,975	1,241,864	942,950	2,473,095	22,604,638

	2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Payables from repurchase agreements and security lending	224,793	1,603	—	—	—	—	226,396
Savings accounts and time deposits (**)	3,832,539	2,356,386	2,846,609	397,643	279	30	9,433,486
Derivative instruments	27,981	30,469	60,284	116,048	48,616	96,924	380,322
Borrowings from financial institutions	181,972	153,702	631,051	141,956	—	—	1,108,681
Debt issued:
Mortgage bonds	5,351	5,853	15,859	35,502	21,843	30,788	115,196
Bonds	47,119	133,570	56,633	456,334	358,097	1,360,480	2,412,233
Subordinate bonds	1,164	2,276	34,731	48,378	151,612	508,343	746,504
Other financial obligations	106,972	1,005	5,140	10,534	7,201	31,271	162,123
Total liabilities	10,058,080	2,684,864	3,650,307	1,206,395	587,648	2,027,836	20,215,130

(***)              Excluding term saving accounts, which amount to MCh$178,011 (MCh$179,464 in 2012).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management:

(1)              Introduction

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment to each one of them. The integrated information prepared for risk analysis is key to developing our strategic plan, this objectives include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)              Risk Management Structure

Credit and Market Risk Management lies at the all levels of the Organization, with a structure that recognizes the relevance of the different risk areas that exist.  Current levels are:

(i)                 Board of Directors

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure.  Due to the above, it is permanently informed regarding the evolution of the different risk areas, participating through its Finance and Financial Risk Committees, Credit Committees, Portfolio Committees and Audit Committee, which check the status of credit and market risks.  In addition, it actively participates in each of them, informed of the status of the portfolio and participating in the strategic definitions that impact the quality of the portfolio.

Risk management policies are established in order to identify and analyze the risks faced by the Bank, to set adequate limits and controls and monitor risks and compliance with limits.  The policies and risk management systems are regularly reviewed in order for them to reflect changes in market conditions and the Bank’s activities.  It, through its standards and management procedures intends to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management, continued:

(1)              Introduction, continued

(a)              Risk Management Structure, continued

(ii)              Finance, International and Financial Risk Committee

This committee meets monthly to review developments and the current status of financial positions and market, price and liquidity risk. It reviews estimated results from financial positions in order to measure the risk/return ratio of the Bank’s Treasury business, as well as the evolution of and forecasts regarding use of capital. The knowledge of the current state of the market risks allow to forecast potential future loss, with an important confidence level, in the case of adverse transactions in the main market variables or illiquidity (exchange rate, interest rates and options volatility) or a tight liquidity (either liquidity of trading in financial instruments as funding liquidity).

Additionally, the Committee reviews the estimated financial results that generate these positions separately, in order to measure the risk-return businesses involved in handling financial positions of the Treasury, the evolution of the use of capital, and the estimated credit risk and market that the Bank will face in the future. The Committee also discussed the international financial exposure and liabilities major credit exposures generated by derivatives transactions.

Committee is responsible for the design of policies and procedures related to the establishment of limits and alerts financial positions, as well as measurement, control and reporting of the same. Subsequently, policies and procedures are subject to approval by the Bank Board.

The Finance, International and Financial Risk Committee comprises the Chairman, four Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Corporate and Investment Banking Division, the Manager of Financial Control Division, the Manager of Treasury Division and the Manager of Financial Risk Area.

The Committee meets in regular session once a month and may be cited extraordinary request of the President, two Directors or the General Manager.

(iii)              Credit Committees

The corporate governance structure of the Bank provides various credit committees responsible for credit decisions related to the different business segments and the type of risk involved. These committees have higher expression in the Credit Committee of the Board, consisting of the General Manager, the Manager of Corporate Risk Division, and at least three directors who review weekly all operations that exceed UF750,000.

Each credit committee is responsible for defining the terms and conditions of acceptance of counterparty risks considered in the evaluation, and are comprised of members with sufficient powers for decision-making. The Corporate Risk Division participates in an independently and autonomic form from commercial areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management, continued:

(1)              Introduction, continued

(a)              Risk Management Structure, continued

(iv)          Portfolio Risk Committee

The main function of Portfolio Risk Committee is to know, from a global perspective, the evolution of the composition of the Bank’s loan portfolio. This is, according to economic sectors, business segments, products, terms, and everything that would have a broad view of counterparty risk is assumed. This Committee reviews, in detail, the main exposures by economic groups, debtors, and behavioral parameters such as default indicators, past due loans, impairment, charges-off and provisions for loan losses for each segment.

The mission of this Committee is to approve and propose to the Board risk management strategies differentiated. This includes credit policies, the portfolio assessment methodologies and calculation of provisions to cover expected losses. Is responsible also know the sufficiency of provision; authorize extraordinary charge-offs when it exhausted the recoveries instances and management control settlement of assets received in lieu of payments. It also reviews the methodological guidelines for the development of credit risk models, which are assessed on the Technical Committee for the Supervision of internal models.

The Portfolio Risk Committee meets monthly and is composed of the Chairman of the Board, two Directors, the General Manager, the Manager of Corporate Risk Division, the Manager of the Risk Division and the Area Manager Risk Architecture. The Committee may be summoned to an extraordinary request of the President, two Directors or the General Manager.

(v)             Treasury

The Bank’s Treasury Division is responsible for managing price risks (interest rates, exchange rates and options volatility) for its Trading and Accrual Portfolios, based on limits approved by the Board of Directors. In addition, it is the sole body responsible for ensuring that the Bank maintains adequate liquidity levels in line with market conditions and the needs of its different business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management, continued:

(1)              Introduction, continued

(a)              Risk Management Structure, continued

(vi)          Corporate Risk Division

Banco de Chile has a team with a vast experience and knowledge in each matter related to risks associated with credit, market, operational and technology, which ensures comprehensive and consolidated management of the same, including the Bank and its subsidiaries, identifying and evaluating the risks generated in customers, in their own operations and their suppliers. The focus is on the future, finding determine with different techniques and tools, the potential changes that could affect the solvency, liquidity, the correct operation or the reputation of Banco of Chile.

Regarding the management of Credit Risk, Corporate Risk Division oversees the quality of the portfolio and optimizing the risk - return to all segments of people and companies managing the stages of approval, monitoring and recovery of loans granted.

(vii)       Operational Risk Committee

The mission of Operational Risk Committee is to identify, prioritize and set strategies to mitigate key operational risk events, ensure the implementation of the management model, establish tolerances risk, ensure compliance programs, policies and procedures relating to Privacy and Information Security, Business Continuity and Operational Risk Banco de Chile.

Monthly Senior Management Committee, becoming the governing body for the Operational Risk Management and Technology. Risk management also involves the Directors of the Bank through quarterly presentations to Directors and Audit Committee on these matters.

The Operational Risk Committee is composed of the General Manager, Division Manager Corporate Risk, Manager of Financial Control Division, Manager of Operations and Technology Division, Manager of Commercial Banking Area and Manager of Operational Risk and Technology.

(b)              Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

(c)               Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                     Risk Management, continued:

(1)              Introduction, continued

(c)               Measurement Methodology, continued

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

(2)              Credit Risk

Credit risk is the risk that we will incur a loss because a customer or counterparty do not comply with their contractual obligations, mainly its origin is in account receivable and financial investments.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)              Credit Risk, continued

(a)              Approval Process

Examination and approval of Bank loans operating under a differentiated approach, because there are different nature of the segments, which it characterizes by different basics in its variables of explanation of its financial structure and repayment ability. The areas involved in each approval process are:

•                  Politics and procedures

•                  Specialization and experience level of participant of the process

•                  Types and depth of technological platforms required

•                  Type of model/indicators predictives for each segments (Scoring or Rating)

According to the mentioned above there are three areas relevant to the admissions process:

Minimum credit profile (scoring)

Borrowing Limits (exposure)

Target Market

The credit profile is evaluated using statistics models of “Credit Scoring”, which are different for Commercial Area and Credichile, and also are segmented and specifics for different types of clients.

The predictive ability of the models is fundamental to do successful risk management during different economics cycles, which force to be permanently reviewed actual market conditions.

For ensure high standards in quality of information of customers, Risk area consolidates an important volume of input data to our clients system and also it has permanent process of revision or audits to verify the correct application of process of credit.

Definition of target market is an elemental dimension to guide the commercial efforts and business strategies.  Offer of products more efficient allow to maximize the individual exposition and expected returns.

Parametric Model:

The SME segment is a segment that has developed assessment schemes and ad hoc admission to their characteristics. This segment has defined a parametric model that is responsible for mass segment features a segment as well as case by case analysis. This model considers the evaluation of customers based on three pillars. These are payment behavior both, internal and external, financial reporting analysis and evaluation of the client’s business. This process yields a parametric evaluation category that summarizes the credit quality of the customer through a rating, which is linked directly to the powers of credit required for each operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(a)              Approval Process, continued

Parametric Model, continued:

Casuistry of cases occur in which lower level of information available and/or economic sector, do not have a rating, in such cases being managed directly by the Risk area, which makes the credit assessment criteria applying their expert.  Note that internal audits are performed on an ongoing basis to ensure the quality of the information used in the preparation of Rating.

Additionally, the Corporate Risk Division supports business significantly through the process of pre-approval of loans to customers, for optimize the relation risk-return of these segments. Thus, both the retail market and in the small and medium enterprises has specialized units that generate credit offers, according to predefined strategies for the different group of clients, according to statistic models which it is calibrating based in evolution of macroeconomics variables and behavior that group of clients have in the time.  These offers of credits and operations approval are supported by the constitution of collateral.

Case to case model:

This type of analysis applies to wholesale market, corporations and real-state. Consist in individual assessment expert, which provides the level of risk, terms, transaction amount and complexity and perspective of the business, among other variables. This approval process is also supported by a rating model which gives a more uniform assessment and determines the level of credit. In this sense there are a process and consolidated team with high level of experience and expertise in approving appropriations for the various segments and sectors in which the Bank participates, with a perspective of medium and long term respect different industries and clients. Additionally, to make more effective the admission process, improving quality of assessment and optimizing times of responses to clients, the process of data collection, analysis and discussion of the proposed credit are supported by the areas of credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(b)              Control and Follow up

(b.i)                       Corporations

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•            Delinquencies management, supported by the information of predictive indicators of risk level, with follow up and action plans in the case of more important clients, also manage of different strategies of early collection.

•            Structured controls of clients with credit covenants

•            Quick review of the portfolio, determining clients potentially affected by a price change of any macroeconomic variable in specific sector or segment.

•             Systematic follow up of variables of credit behavior and financial figures of the corporations, as well as particular conditions and restrictions of credits.

•            Management portfolio classification, which determines risk and required rate of provision, according to general rules established by the Superintendency of Banks and Financial Institutions and specific criteria set out in the Bank, allowing correct application over special clients.

•            Management portfolio in special follow up (Vigilance), through committee periodic and permanent monitoring, allowing establish action plans for entities that presents risk alerts.

(b.ii)                    Individuals

In individual markets, control and follow up focus in the permanent monitoring of principal indicator of aggregate portfolio and by litter analysis; this is revision of evolution portfolio in a determinate date. Principal index are:

•             Follow up of the expected loss of portfolio through of general model of provision and back-test of loss for portfolio that have maturity required.

•            Litter analysis of new clients and respective decomposition of loss rate by products, campaigns champion/challenger, segments, etc

•            Delinquencies general of portfolio with special follow up of products, segments, income brackets, branches, zones, campaigns, etc., oriented to early detection of risk sources higher than expected in the portfolio, to regularization of cases and to integral management of politics of credits and campaigns of pre-approval.

•            Rate of approval and rejection for request presented in first instance and through appeal, with details of information by different explicative attributes.

•            Follow up of mortgage portfolio according to variables of politics, tranches (loan to value), terms, relation dividend/income clients, segments, income brackets, etc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(b)              Control and Follow up, continued

(b.ii)                    Individuals, continued

Strategies of Risk Segmentation for processes and collection policies, which are compatibles with services quality and maximization of recovery, in different delinquencies stages of customer.  Also models are structured to collect useful information to achieve better integration with granting and monitoring processes, aligned by a same vision about fundamentals of credit of customer.

(c)               Derivative Instruments

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)              Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2013 and 2012 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2013:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	582,022	268,217	—	23,069	873,308

Financial Assets held-for-trading from the Chilean Government and Central Bank of Chile	64,937	—	—	—	64,937
Other instruments issued in Chile	261,984	—	—	—	261,984
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	66,213	—	—	—	66,213
Subtotal	393,134	—	—	—	393,134

Receivables from repurchase agreements and security borrowing	82,422	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	28,701	1,833	—	11,139	41,673
Swaps	158,810	88,495	—	44,124	291,429
Call Options	2,241	—	—	60	2,301
Put Options	525	—	—	75	600
Futures	—	—	—	—	—
Subtotal	190,277	90,328	—	55,398	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	2,993	3,971	—	31,721	38,685
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	2,993	3,971	—	31,721	38,685

Loans and advances to Banks
Central Bank of Chile	600,581	—	—	—	600,581
Domestic banks	100,012	—	—	—	100,012
Foreign banks	—	—	254,977	107,778	362,755
Subtotal	700,593	—	254,977	107,778	1,063,348

Loans to Customers, Net
Commercial loans	12,574,539	51,268	270,480	180,221	13,076,508
Residential mortgage loans	4,732,307	—	—	—	4,732,307
Consumer loans	3,060,696	—	—	—	3,060,696
Subtotal	20,367,542	51,268	270,480	180,221	20,869,511

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	586,408	—	—	—	586,408
Other instruments issued in Chile	1,011,074	—	—	—	1,011,074
Instruments issued abroad	—	71,533	4,689	—	76,222
Subtotal	1,597,482	71,533	4,689	—	1,673,704

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.      Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Chilean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	801,521	71,787	—	—	—	—	—	—	—	—	—	—	—	—	—	873,308

Financial Assets held-for-trading from the Chilean Government and Central Bank of Chile	—	37,402	27,535	—	—	—	—	—	—	—	—	—	—	—	—	64,937
Other instruments issued in Chile	257,523	—	—	—	—	—	—	—	—	—	—	—	—	—	4,461	261,984
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	66,213	—	—	—	—	—	—	—	—	—	—	—	—	—	—	66,213
Subtotal	323,736	37,402	27,535	—	—	—	—	—	—	—	—	—	—	—	4,461	393,134

Receivables from repurchase agreements and security borrowing	82,422	—	—	—	—	—	—	—	—	—	—	—	—	—	—	82,422

Derivative Contracts for Trading Purposes
Forwards	34,384	—	—	13	1,024	2,885	1,050	25	694	—	546	450	11	105	486	41,673
Swaps	233,083	—	—	—	7,470	6,613	249	11,660	26,420	—	182	2,353	2,050	1,224	125	291,429
Call Options	446	—	—	—	647	1,017	—	—	48	—	—	60	8	75	—	2,301
Put Options	322	—	—	—	231	42	—	—	—	—	—	—	4	—	1	600
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	268,235	—	—	13	9,372	10,557	1,299	11,685	27,162	—	728	2,863	2,073	1,404	612	336,003

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	38,685	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38,685
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	38,685	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38,685

Loans and advances to Banks
Central Bank of Chile	—	600,581	—	—	—	—	—	—	—	—	—	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	—	—	—	—	—	—	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	—	—	—	—	—	—	—	—	—	—	362,755
Subtotal	462,767	600,581	—	—	—	—	—	—	—	—	—	—	—	—	—	1,063,348

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	9,393	—	—	3,976,564	90,981	18,879	3,221	—	28,928	—	1,777	26,801	19,539	148,419	407,805	4,732,307
Consumer loans	4,033	—	—	2,772,544	41,052	9,537	1,683	18	34,650	—	823	16,920	10,320	51,633	117,483	3,060,696

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	383,451	202,957	—	—	—	—	—	—	—	—	—	—	—	—	586,408
Other instruments issued in Chile	847,941	—	—	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,011,074
Instruments issued abroad	76,222	—	—	—	—	—	—	—	—	—	—	—	—	—	—	76,222
Subtotal	924,163	383,451	202,957	—	15,826	—	13,750	36,861	49	72,804	—	—	1,671	—	22,172	1,673,704

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)  See commercial loans by industry sector in Note 12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2012:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	499,473	167,186	—	18,266	684,925

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	72,379	—	—	—	72,379
Other instruments issued in Chile	87,303	—	—	—	87,303
Instruments issued abroad	—	—	—	—	—
Mutual fund investments	33,042	—	—	—	33,042
Subtotal	192,724	—	—	—	192,724

Receivables from repurchase agreements and security borrowing	35,100	—	—	—	35,100

Derivative Contracts for Trading Purposes
Forwards	57,852	2,652	—	9,662	70,166
Swaps	99,245	123,676	—	35,575	258,496
Call Options	439	—	—	33	472
Put Options	341	—	—	—	341
Futures	—	—	—	—	—
Subtotal	157,877	126,328	—	45,270	329,475

Hedge Derivative Contracts
Forwards	—	—	—	—	—
Swaps	22	—	—	—	22
Call Options	—	—	—	—	—
Put Options	—	—	—	—	—
Futures	—	—	—	—	—
Subtotal	22	—	—	—	22

Loans and advances to Banks
Central bank of Chile	1,100,696	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	14,309
Foreign banks	—	—	109,505	119,771	229,276
Subtotal	1,115,005	—	109,505	119,771	1,344,281

Loans to Customers, Net
Commercial loans	10,845,406	36,474	200,016	649,688	11,731,584
Residential mortgage loans	4,198,667	—	—	—	4,198,667
Consumer loans	2,831,514	—	—	—	2,831,514
Subtotal	17,875,587	36,474	200,016	649,688	18,761,765

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	251,784	—	—	—	251,784
Other instruments issued in Chile	924,152	—	—	—	924,152
Instruments issued abroad	—	83,759	4,745	—	88,504
Subtotal	1,175,936	83,759	4,745	—	1,264,440

Financial assets held-to-Maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.      Risk Management, continued:

(2)             Credit Risk, continued

	Financial Services	Chiean Central Bank	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	617,092	67,833	—	—	—	—	—	—	—	—	—	—	—	—	—	684,925

Financial Assets held-for-trading
from the Chilean Government and Central Bank of Chile	—	28,653	43,726	—	—	—	—	—	—	—	—	—	—	—	—	72,379
Other instruments issued in Chile	87,115	—	—	—	—	—	—	—	—	—	—	—	—	—	188	87,303
Instruments issued abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments	33,042	—	—	—	—	—	—	—	—	—	—	—	—	—	—	33,042
Subtotal	120,157	28,653	43,726	—	—	—	—	—	—	—	—	—	—	—	188	192,724

Receivables from repurchase agreements and security borrowing	25,979	—	—	2,280	3,212	—	—	—	160	—	—	—	1,854	1,615	—	35,100

Derivative Contracts for Trading Purposes
Forwards	65,113	—	—	1	3,092	1,084	53	75	321	—	114	207	13	93	—	70,166
Swaps	232,459	—	—	—	6,039	5,447	725	4,986	1,819	—	279	5,569	963	210	—	258,496
Call Options	354	—	—	—	92	26	—	—	—	—	—	—	—	—	—	472
Put Options	85	—	—	—	215	27	—	—	—	9	5	—	—	—	—	341
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	298,011	—	—	1	9,438	6,584	778	5,061	2,140	9	398	5,776	976	303	—	329,475

Hedge Derivative Contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	22	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	22	—	—	—	—	—	—	—	—	—	—	—	—	—	—	22

Loans and advances to Banks
Central Bank of Chile	—	1,100,696	—	—	—	—	—	—	—	—	—	—	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	—	—	—	—	—	—	—	—	—	—	—	14,309
Foreign banks	229,276	—	—	—	—	—	—	—	—	—	—	—	—	—	—	229,276
Subtotal	243,585	1,100,696	—	—	—	—	—	—	—	—	—	—	—	—	—	1,344,281

Loans to Customers, Net
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	6,609	—	—	3,503,474	80,676	15,970	2,702	—	27,697	—	1,840	23,934	17,322	105,181	413,262	4,198,667
Consumer loans	3,131	—	—	2,557,411	40,109	9,400	1,532	5	33,664	—	840	16,280	9,870	38,440	120,832	2,831,514

Financial Assets Available-for-Sale
from the Chilean Government and Central Bank of Chile	—	111,538	140,246	—	—	—	—	—	—	—	—	—	—	—	—	251,784
Other instruments issued in Chile	801,159	—	—	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	4,291	924,152
Instruments issued abroad	88,504	—	—	—	—	—	—	—	—	—	—	—	—	—	—	88,504
Subtotal	889,663	111,538	140,246	—	18,262	—	5,024	41,309	—	44,303	—	7,640	—	2,164	4,291	1,264,440

Financial assets held-to-Maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)    See commercial loans by industry sector in Note No.12 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(e)               Collaterals and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•             For commercial loans: Residential and non-residential real estate, liens and inventory.

•             For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 192,200 collateral assets, the majority of which consist of real estate.

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•            Accelerating transactions and net payment using market values at the date of default of one of the parties.

•             Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•            Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

(f)                Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                   Risk Management, continued:

(2)             Credit Risk, continued

(f)                Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system.

As of December 31, 2013:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	600,581	—	—	—	—	600,581
Domestic banks	100,012	—	—	—	—	100,012
Foreign banks	362,755	—	—	—	—	362,755
Subtotal	1,063,348	—	—	—	—	1,063,348

Loans to customers (before allowances for loan losses)
Commercial loans	10,482,866	224,446	152,871	2,011,162	205,163	13,076,508
Residential mortgage loans	—	—	—	4,662,977	69,330	4,732,307
Consumer loans	—	—	—	2,856,365	204,331	3,060,696
Subtotal	10,482,866	224,446	152,871	9,530,504	478,824	20,869,511

As of December 31, 2012:

	Individual Portfolio			Group Portfolio
	Normal	Substandard	Non-complying	Normal	Non-complying	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	1,100,696	—	—	—	—	1,100,696
Domestic banks	14,309	—	—	—	—	14,309
Foreign banks	229,276	—	—	—	—	229,276
Subtotal	1,344,281	—	—	—	—	1,344,281

Loans to customers (before allowances for loan losses)
Commercial loans	9,331,408	204,369	145,022	1,864,797	185,988	11,731,584
Residential mortgage loans	—	—	—	4,149,264	49,403	4,198,667
Consumer loans	—	—	—	2,651,351	180,163	2,831,514
Subtotal	9,331,408	204,369	145,022	8,665,412	415,554	18,761,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(f)                Credit Quality by Asset Class, continued:

Analysis of age of portfolio loan, over-due loans by financial asset class:

Terms:

Default 1:  1 to 29 days

Default 2:  30 to 59 days

Default 3:  60 to 89 days

As of December 31, 2013:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	1,515	—	—	1,515
Commercial loans	23,699	8,281	4,737	36,717
Import-export financing	34,906	230	368	35,504
Factoring transactions	30,158	5,754	1,606	37,518
Commercial lease transactions	2,660	970	723	4,353
Other loans and receivables	837	808	533	2,178
Residential mortgage loans	1,016	642	428	2,086
Consumer loans	19,539	8,148	7,564	35,251
Total	114,330	24,833	15,959	155,122

As of December 31, 2012:

	Default 1	Default 2	Default 3	Total
	MCh$	MCh$	MCh$	MCh$

Loans and advances to banks	52	—	—	52
Commercial loans	23,049	20,677	3,774	47,500
Import-export financing	22,717	102	193	23,012
Factoring transactions	38,976	6,289	1,061	46,326
Commercial lease transactions	2,551	750	366	3,667
Other loans and receivables	1,269	1,050	920	3,239
Residential mortgage loans	1,111	647	457	2,215
Consumer loans	16,010	6,775	6,873	29,658
Total	105,735	36,290	13,644	155,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(2)             Credit Risk, continued

(f)                Credit Quality by Asset Class, continued:

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2013 and 2012 is MCh$91,105 and MCh$29,952 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2013 and 2012 is MCh$249,058 and MCh$214,093 respectively.

(g)               Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$3,012 and MCh$2,556 as of December 31, 2013 and 2012, respectively, the majority of which are properties. All of these assets are managed for sale.

(h)              Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2013	2012
	MCh$	MCh$
Financial Assets

Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans (*)	163,827	149,323
Residential mortgage loans	21,411	23,132
Consumer loans	311,363	220,451
Subtotal	496,601	392,906
Total renegotiated financial assets	496,601	392,906

(*)Model of calculate of commercial portfolio was modified, incorporating case to case, debtors evaluated in groups, and maintained the model for debtors evaluated individually.

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note No. 2(m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity or due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc).

(a)                                           Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank measure and control the Trading Liquidity risk for trading portfolios by establishing: DV01 limits to certain specific tenors for each yield curve, limits to spot positions for FX or Equity portfolios and vega limits to FX options portfolios. Trading Liquidity for debt instruments that are part of the Accrual Book is not limited explicitly, taking into account that in this case the positions are expected to be held until medium term or even until maturity.

Funding Liquidity is controlled and limited using the regulatory C08 Index report.

The SBIF sets the following limits for the C08 index:

Foreign Currency balance sheet:	1-30 days C08 index < 1x Tier 1 Capital
All Currencies balance sheet:	1-30 days C08 index < 1x Tier 1 Capital
All Currencies balance sheet:	1-90 days C08 index < 2x Tier 1 Capital

The SBIF authorized Banco de Chile to utilize the C08 Adjusted Index report, which includes in addition to the regular report, behavioral maturity assumptions for some specific balance sheet items, such as roll-over or evergreen pattern for some portion of the loan portfolio; some portion of the demand deposits are considered core and therefore no withdrawal is reported, etc.

As of December 31, 2011, the 1-30 days Adjusted C08 Index for the foreign currency balance sheet items was slightly lower than 0.13. The 1-30 days Adjusted C08 Index for all currencies balance sheet items on that date is reported as 0.31; the value of the same index for the period 1 to 90 days is 0.39.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(a)             Liquidity Risk, continued

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2013 and 2012 end-of-year, is detailed below:

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2013
Current accounts and other demand deposits	5,984,332	—	—	—	—	—	5,984,332
Transactions in the course of payment	126,343	—	—	—	—	—	126,343
Accounts Payable from repurchase agreements and security lending	259,688	—	—	—	—	—	259,688
Savings accounts and time deposits	5,009,358	2,351,121	3,005,112	213,203	145	31	10,578,970
Derivative instruments	301,981	159,374	293,688	236,384	244,998	377,838	1,614,263
Borrowings from financial institutions	95,776	361,825	262,142	—	—	—	719,743
Other financial obligations	267,881	144,898	259,689	826,803	803,737	2,500,987	4,803,995
Debt issued in foreign currency different USD	437	770	70,215	204,925	248,714	345,363	870,424

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	12,045,796	3,017,988	3,890,846	1,481,315	1,297,594	3,224,219	24,957,758

Derivatives with offsetting agreements	45,775	188,282	513,583	688,081	519,512	899,830	2,855,063

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2012
Current accounts and other demand deposits	5,470,971	—	—	—	—	—	5,470,971
Transactions in the course of payment	159,218	—	—	—	—	—	159,218
Accounts Payable from repurchase agreements and security lending	226,396	—	—	—	—	—	226,396
Savings accounts and time deposits	4,271,345	2,508,688	2,814,055	393,247	279	30	9,987,644
Derivative instruments	231,117	134,729	321,148	244,826	132,688	236,071	1,300,579
Borrowings from financial institutions	135,353	176,467	630,745	141,444	—	—	1,084,009
Other financial obligations	875,866	606,008	499,644	832,427	691,489	2,267,548	5,772,982
Debt issued in foreign currency different USD	234	469	6,075	65,891	21,564	110,414	204,647

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	11,370,500	3,426,361	4,271,667	1,677,835	846,020	2,614,063	24,206,446

Derivatives with offsetting agreements	154,600	79,406	256,717	425,612	229,070	434,677	1,580,082

The evolution of the loan-to-deposit ratio for 2013 and 2012 is detailed below:

Loans-to-Deposit Ratio

	December 31, 2013	December 31, 2012
Maximum	2.47	2.35
Minimum	2.28	2.20
Average	2.38	2.31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued

(a)         Liquidity Risk, continued:

Banco de Chile has established internal liquidity metrics, in addition to those required by the regulatory entities, with the objective of covering other dimensions of liquidity risk, such as large funds providers diversification; maturity concentration triggers; etc. These and other financial ratios are monthly monitored in order to early detect structural changes of the balance sheet profile. Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the markets made by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

Additionally, the bank is closely monitoring market triggers, such as interest rates levels, intervention of the FX market by the Central Bank, the 5-year Chile CDS spread, etc. These allow the bank to early prevent systemic crisis due to market conditions.

(b)                  Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are implemented utilizing various internal metrics and reports. These are built for the Trading portfolio and separately for the Bank book (also referred as to the Accrual book). In addition to this, and just on supplementary basis, the bank submits regulatory reports to the corresponding regulatory entities.

The regulatory risk measurement for the Trading portfolio (SBIF C41 report) is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF), which are adopted from BIS 1993 standardized methodologies for the risk measurement of such portfolios. The referred methodologies estimate the potential loss that the Bank may incur considering standardized fluctuations of the market factors (FX rates, interest rates, etc,) relevant market factors that may adversely impact the value of interest rate positions, FX spot positions and vega positions generated by either FX or interest rate options portfolios. The interest rate shifts are provided by the regulatory entity; in addition, very conservative correlation and tenors factors are included in order to include non-parallel yield curve shifts reflecting steepening/flattering behaviors. The impact due to FX open positions is obtained by using huge fluctuations (8% for liquid FX rates and 30% for the illiquid ones). The SBIF does not establish a separate limit for this particular risk but a global one that includes this risk (also called Market Risk Equivalent or ERM) and the Risk Weighted Assets (also called RAAP assets). The sum of ERM and the 10% of the RAAP assets cannot exceed the 100% of the bank’s Tier2 Capital. In the future, the Operational Risk will be included to the above sum.

Additionally, the Bank has established internal limits for the Trading Book. In fact, there are limits for the FX net open positions (FX delta), for the interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and for the FX volatility sensitivity (vega). Limits are established on an aggregate basis but also for some specific repricing tenor points. The use of these limits are monitored, controlled and reported on a daily basis by independent parties to the senior management of the Bank. The internal governance framework also establishes that these limits are approved by the board and must be reviewed at least annually.

The Bank utilizes the parametric VaR (Value-at-Risk or VaR) as the risk measurement tool for the trading portfolio exposures. The model includes 99% confidence level; overnight volatility of market factors fluctuations and correlations between them are obtained from historical closing rates observed the most recent one-year period. This VaR number is escalated by 22 days (a calendar month) for reporting purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                      Market Risk, continued

(b)         Price Risk, continued

The regulatory risk measurement for the Bank Book (SBIF C40 report) due to interest rate fluctuations is made by using standardized methodologies provided by the regulatory entities (Central Bank of Chile and SBIF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested from banks to establish internal limits for this regulatory risk measurement. Limits must be established separately for short term and long term portfolios. The short term risk limit must be expressed as a percentage of the NIM and the long term risk limit as a percentage of the Tier-2 Capital. The bank is currently using 25% for both limits. The use of these limits during 2013 is illustrated below:

	Banking Risk Book Short term	Banking Risk Book Long Term
Maximum Use	11.4%	18.1%
Average Use	9.6%	17.4%
Minimum Use	8.1%	16.8%

Additionally, the Bank utilizes build-in models for measuring, limiting, controlling and reporting interest rate exposures (IRE) and interest rate risks (also called Earnings at Risk or EaR) for the Accrual Book. The Accrual book includes all balance sheet items (even some items that are excluded by the regulators in the analysis of the Bank Book, such as Capital and Fixed Assets, for example). The internal models consider a more comprehensive and detailed analysis of interest rates fluctuations, exchange rates and inflation than the SBIF C40 report required by regulators.

In addition to the above, the Market Risk Policy of Banco de Chile enforces to perform daily stress tests for trading portfolios and on a monthly basis for accrual portfolios. The output of the stress testing process is compared to corresponding trigger levels: in the case triggers are breached, the senior management is notified in order to implement further actions, if necessary. Moreover, intra-month actual P&L for trading activities is compared to some trigger levels: escalation to senior levels is also done when breaches occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued

The following table illustrates the interest rate positions of the Bank Book (repricing tenors) as of December 31, 2013 and 2012:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2013
Cash and due from banks	848,757	—	—	—	—	—	848,757
Transactions in the course of collection	360,806	—	—	—	—	—	360,806
Accounts receivable from repurchase agreements and security borrowing	54,591	—	—	—	—	—	54,591
Derivative instruments	361,734	86,268	176,636	80,287	258,915	374,745	1,338,585
Loans and advances to banks	791,728	117,220	156,297	—	—	—	1,065,245
Loans to customers, net	3,457,101	2,743,019	5,681,608	4,582,528	2,293,838	5,890,051	24,648,145
Financial assets available-for-sale	85,500	187,044	455,332	174,413	517,638	388,187	1,808,114
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,960,217	3,133,551	6,469,873	4,837,228	3,070,391	6,652,983	30,124,243

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2012
Cash and due from banks	653,511	—	—	—	—	—	653,511
Transactions in the course of collection	366,036	—	—	—	—	—	366,036
Accounts receivable from repurchase agreements and security borrowing	582	—	—	—	—	—	582
Derivative instruments	128,964	81,085	150,971	7,463	21,564	110,414	500,461
Loans and advances to banks	1,152,648	14,731	178,761	—	—	—	1,346,140
Loans to customers, net	3,172,424	2,390,933	4,769,542	4,329,131	2,083,220	5,314,078	22,059,328
Financial assets available-for-sale	57,370	178,055	381,448	235,786	192,490	323,967	1,369,116
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,531,535	2,664,804	5,480,722	4,572,380	2,297,274	5,748,459	26,295,174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued

(b)     Price Risk, continued

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2013
Current accounts and demand deposits	6,012,841	—	—	—	—	—	6,012,841
Transactions in the course of payment	114,589	—	—	—	—	—	114,589
Accounts payable from repurchase agreements and security lending	16,964	—	—	—	—	—	16,964
Savings accounts and time deposits	5,141,774	2,211,623	3,005,229	213,224	135	31	10,572,016
Derivative instruments	12,396	3,372	142,660	435,245	279,419	492,682	1,365,774
Borrowings from financial institutions	279,063	513,096	194,863	—	—	—	987,022
Debt issued	300,614	143,669	259,129	881,605	1,033,552	2,819,652	5,438,221
Other financial obligations	161,134	1,258	7,013	13,604	17,438	23,840	224,287
Total liabilities	12,039,375	2,873,018	3,608,894	1,543,678	1,330,544	3,336,205	24,731,714

	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2012
Current accounts and demand deposits	5,531,827	—	—	—	—	—	5,531,827
Transactions in the course of payment	127,611	—	—	—	—	—	127,611
Accounts payable from repurchase agreements and security lending	5,268	—	—	—	—	—	5,268
Savings accounts and time deposits	4,223,812	2,371,455	2,908,748	417,885	279	30	9,922,209
Derivative instruments	3,903	3,477	26,924	175,376	83,186	260,272	553,138
Borrowings from financial institutions	304,070	450,332	348,390	—	—	—	1,102,792
Debt issued	119,449	162,656	253,617	683,676	689,980	2,337,558	4,246,936
Other financial obligations	96,108	1,373	7,246	15,543	11,432	34,754	166,456
Total liabilities	10,412,048	2,989,293	3,544,925	1,292,480	784,877	2,632,614	21,656,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank has focused on stress tests as the main measurement tool for analyzing price risk sensitivity.  The analysis is implemented for the Trading Book and the Bank Book separately.  After the financial crisis started during 2008 and based on the various studies and analyses made on this specific matter, the Bank adopted this tool for sensitivity analysis when it notices that it is more reliable than normal distribution instruments such as VaR for trading portfolios or EaR for accrual portfolios, since:

(a)                      The financial crisis showed fluctuations that are materially higher than those used in the VaR with 99% of confidence level.

(b)                      The financial crisis showed also that correlations between these fluctuations that are materially different to those used in the VaR, since crisis precisely indicate severe disconnections between the behavior of market factors respect to the patterns normally observed.

(c)                       Trading liquidity dramatically decreased in emerging markets during the financial crisis (in the case of Chile too) and therefore, the escalaltion of the daily VaR is a very gross approximation of the expected loss.

Stress tests are produced observing historical events and collecting market factors data.

The former allow the Bank to gauge actual distress events in terms of magnitude but mainly focused on detecting unusual fluctuations.

The latter gives the Bank the technical background for implementing statistical analysis. An updated database is maintained including historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones.

Given the above, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)         Price Risk, continued:

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable fluctuations of interest rates, swaps yield, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed by multiplying cumulative gaps by forward interest rates modeled fluctuations. It is relevant to note, this methodology includes the limitation that the interest rates convexity is not properly captured when material fluctuations are modeled; additionally, neither convexity nor prepayments behaviors are captured for the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations modeled and used in the stress testing process. Bonds yields, derivatives yields, FX rates, FX CLP/USD volatility and inflation fluctuations are shown for each tenor point. Equity prices fluctuations are not included given that the positions held in the stockbrokerage house (Banchile Corredores de Bolsa SA) are negligible. In fact, equity positions are typically very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage service or equity swaps transactions closed with customers).

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) in order to generate the worst impact within the four above mentioned:

Market Factor Fluctuations: adverse scenario

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
3 months	(93)	(75)	533	601	(2)	295	7.3%	(0.60)%
6 months	(116)	(88)	245	267	(8)	225	6.1%	(0.12)%
9 months	(128)	(95)	108	128	(10)	213	5.5%	(0.07)%
1 year	(140)	(99)	27	55	(11)	188	5.1%	(0.07)%
2 years	(153)	(95)	(22)	4	(18)	104	5.1%	—
4 years	(174)	(127)	(62)	(46)	(31)	76	—	(0.02)%
6 years	(162)	(127)	(76)	(70)	(38)	70	—	—
10 years	(139)	(125)	(91)	(87)	(42)	78	—	(0.01)%
16 years	(143)	(127)	(80)	(76)	(43)	83	—	(0.06)%
20 years	(151)	(127)	(79)	(71)	(44)	86	—	(0.06)%

Bps = Basic points

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued

The impact on Trading Book as of 31 December 2013 is the following:

POTENTIAL P&L IMPACT
TRADING BOOK

MCh$
CLP Interest Rate	(3,383)
Derivatives	(3,578)
Securities	195
CLF Interest Rate	(4,824)
Derivatives	(5,248)
Securities	424
USD, EUR, JPY Offshore Interest Rate	(857)
USD, EUR, JPY On/Off Spread	4,232
Total Interest Rate	(4,831)
Total FX	(100)
Total FX Option Vega	1,312
Potential P&L Impact: Interest Rate + FX + Vega	(3,619)
Banco de Chile Tier1 Capital	2,284,314

The scenario modeled would generate losses in the Trading Book up to Ch$ 3,600 MM or slightly above USD 7 MM. In any case, these huge fluctuations would not result in material losses compared to the historical observed P&L for one month or the Tier 1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation, is illustrated below:

POTENTIAL MARGINAL NRFF(*) ACCRUAL BOOK

(next 12 months)

MCh$
Higher / (Lower NRFF)	(146,485)
Impact Due to Inter-Banking yield curve (swap yield) shock	(121,170)
Impact Due to Spreads Shock	(25,315)

(*)  Net revenue from funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Risk Management, continued:

(3)                       Market Risk, continued:

(b)             Price Risk, continued

The adverse impact in the Accrual book would be the result of two events: a severe drop in the local inflation and the increase of our funding spread. The lower net revenues from funds in the following 12 months would reach CH$ 146 billion, which is still much lower of the current annual 12-month rolling P&L generation.

The following table illustrates the changes in fair value of Available-for-Sale securities as the result of stress test modeled above. These changes are recorded in Other Comprehensive Income, a component of shareholder’s Equity, and not current earnings:

AVAILABLE FOR SALE PORTFOLIO IMPACT
ADVERSE SCENARIO

	DV01(+1 bps)	Impact due to interest rate change	Impact due to interest rate change
Instrument	(USD)	(USD)	(MCh$)
CLP	(189,961)	(11.9)	(6,230)
CLF	(500,888)	(37.6)	(19,781)
USD	(146,947)	(16.1)	(8,442)
Total		(65.6)	(34,453)

(4)                       Capital Requirements and Capital Management:

The main objectives of the Capital Management process are to ensure the compliance with regulatory requirements, to keep a strong credit rating and healthy capital ratios. Within 2013, the Bank has complied with all these tasks.

As a part of the Capital Management Policy, it has been established capital sufficiency triggers in order to prevent capital ratios usage close to the limits. The triggers are established at levels much lower than the limits and the usage is monitored monthly. Within 2013, there were no triggrers breaches.

The capital amount is managed according to the risk environment, the economic performance of Chile and the main economies and the business cycle. For implementing this, the board may change the dividend policy or authorize equity issuance or stocks repurchase programs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                               Risk Management, continued:

(4)             Capital Requirements and Capital Management, continued:

Regulatory Capital

According to the Chilean Bank Law, banks must comply with a minimum Basel I Tier 2 Capital ratio of 8%. Therefore, the bank must maintain a minimum Tier 2 Capital that cannot be lower than 8% of the sum of 12,5 times the ERM (market risk computed for trading portfolios, see 41 (3) (b) above) and RAAP assets. Additionally, the Bank must comply with a minimum capital to total assets ratio: the law establish that banks must maintain a minimum Tier 1 Capital that cannot be lower than the 3% of total assets. The authorities have requested Banco de Chile, due to the merge with the operation of Citibank, N.A. in Chile that maintains the first percentage as a minimum of 10%.

Tier 1 and Tier 2 Capital are computed according the international standards; assets are risk weighted, for reporting purposes, according to SBIF instructions which are adopted from BIS guidelines. For derivatives, the risk weighting process is applied over the “loan equivalent” of each derivative transaction. The loan equivalent is sum of the current value of the transaction, if positive, and the maximum exposure the Bank may face in the future, along the life of the transaction, considering the increase in value of it due to market factor fluctuations including some confidence level. The loan equivalent is expressed as a percentage of the notional amount of the transaction, being these percentages much larger for FX transactions than for interest rate swaps or for longer tenors than for shorter ones.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                               Risk Management, continued:

(4)             Capital Requirements and Capital Management, continued:

The risk-weighted assets and Tier 1 and Tier 2 Capital, as of end of year 2012 and 2013, are the following:

	Consolidated assets		Risk-weighted assets
	2013	2012	2013	2012
	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	873,308	684,925	20,654	832
Transactions in the course of collection	374,471	396,611	39,728	53,978
Financial Assets held-for-trading	393,134	192,724	124,932	55,025
Receivables from repurchase agreements and security borrowing	82,422	35,100	82,422	35,100
Derivative instruments	374,688	329,497	460,537	328,642
Loans and advances to banks	1,062,056	1,343,322	381,494	231,182
Loans to customers, net	20,389,033	18,334,330	18,505,593	16,658,476
Financial assets available-for-sale	1,673,704	1,264,440	432,995	416,938
Financial assets held-to-maturity	—	—	—	—
Investments in other companies	16,670	13,933	16,670	13,933
Intangible assets	29,671	34,290	29,671	33,151
Property and equipment	197,578	205,189	197,578	205,189
Current tax assets	3,202	2,684	320	268
Deferred tax assets	145,904	127,143	14,590	12,714
Other assets	318,029	296,878	318,029	296,879
Subtotal			20,625,213	18,342,307

Off-balance-sheet assets
Contingent loans	3,927,627	3,945,940	2,355,879	2,367,215
Total risk-weighted assets			22,981,092	20,709,522

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                               Risk Management, continued:

(4)             Capital Requirements and Capital Management, continued:

	As of December 31, 2013		As of December 31, 2012
	MCh$	%	MCh$	%

Tier 1 Capital (*)	2,284,314	7.57	2,007,057	7.33
Tier 2 Capital	2,999,061	13.05	2,738,311	13.22

(*) Corresponds to equity attributable to equity holders in the Statement of Consolidated Financial Position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.                     Subsequent Events:

(a)         On January 9, 2014 LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

(b)         On January 14, 2014, in relation to the relevant event dated January 9, 2014, it is informed that Banco de Chile has filed with the Securities and Exchange Commission of the United States of America (SEC), Supplemental Preliminary a prospectus which contains financial and business information of the Bank.

Also, it has been registered the agreed contract text called Underwriting Agreement that will be subscribed by LQ Inversiones Financieras S.A. (LQIF), as a seller of securities, Banco de Chile as issuer, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Banco BTG Pactual SA - Cayman Branch, as underwriters.

Additionally, LQIF and Banco de Chile have agreed the terms and general conditions under which the Bank will participate in this process.

(c)          On January 29, 2014, LQ Inversiones Financieras S.A. informed as a relevant event that was placed of 6,700,000,000 shares of Banco de Chile, in the local market and the United States of America, by American Depositary Receipts Program, at a price of $ 67 per share, declaring successful offer for sale. Additionally, it informed that the 6,700,000,000 shares of Banco de Chile offered for sale will be placed in stock exchange at price stated on January 29, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

42.                               Subsequent Events, continued:

(d)         On January 29, 2014, Bank is informed that in relation to the secondary offering shares of Banco de Chile that is performing with LQ Inversiones Financieras S.A., in this date Banco de Chile as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and Banco BTG Pactual SA - Cayman Branch as underwriters, have been subscribed a contract called Underwriting Agreement, according to relevant event dated January 14, 2014.

Also, later than January 30, 2014, Banco de Chile will proceed to register in Securities and Exchange Commission of the United States of America (SEC), Final Prospectus Supplement, which contains financial and commercial information of the Bank.

(e)          On January 31, 2014, it was informed that in the Ordinary Meeting No. BCH 2,790 held on January 30th, 2014, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 27th, 2014, with the objective of proposing, among other matters, the distribution of the Dividend number 202 of $3.48356970828 per each of the 93,175,043,991 “Banco de Chile” shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2013, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other things, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2013, through the issuance of fully paid-in shares, of no par value, with a value of $64.56 per “Banco de Chile “share, which will be distributed among the shareholders in the proportion of 0.02312513083 shares for each “Banco de Chile” share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of  Law 19,396.

(f)           By Oficio Reservado N° 064 dated January 30th, 2014 the Superintendency of Securities and Insurance (“Superintendencia de Valores y Seguros”) brought charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions performed during the years 2009, 2010 and 2011.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the consolidated financial statements of the Bank and its subsidiaries between December 31, 2013 and the date of issuance of these consolidated financial statements.

Héctor Hernández G.	Arturo Tagle Q.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2014

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO